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06015712

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Apollo Hospitals Enterprise

*CURRENT ADDRESS: ______________________

**FORMER NAME: ______________________

PROCESSED
AUG 0 8 2006
THOMSON FINANCIAL

**NEW ADDRESS: ______________________

FILE NO. 82- 34893 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: [signature]

DAT : 8/3/06



No.1 in Patient Care



Apollo Hospitals GROUP

touching lives

Annual Report 2005 - 2006



"Our mission is to bring healthcare of international standards within the reach of every individual. We are committed to the achievement and maintenance of excellence in education, research and healthcare for the benefit of humanity"

Dr. Prathap C Reddy
Founder and Executive Chairman
Apollo Hospitals Group



Dr. Prathap C Reddy, Founder and Executive Chairman, Apollo Hospitals Group.

Putting Patients First

Patient Care above everything else. A philosophy that forms the bedrock on which Apollo Hospitals today stands proud and tall. An edict that is not only merely practised but is internalised by every member of the Apollo team. A belief which serves as the very base of every action of Apollo Hospitals, be it investment in technology, development of infrastructure, recruitment and training of manpower or in the numerous new initiatives that Apollo is justly famous for.

Patient care is the benchmark on which, Apollo Hospitals measures every activity it undertakes. Rightly reflected in its introduction of world's latest and the best technology, consistent enhancement in manpower to form a large pool of dedicated and renowned experts and its collaboration with world leaders in relevant fields. All working together to enable Apollo to maintain its premier position not just among the leading hospitals of the world, but also as a global medical powerhouse. And provide international standard medical treatment with highest standards of patient care justifying its recognition as a centre of excellence and earning it the world-renowned JCI Accreditation - the international gold healthcare standard.

A WALK THROUGH OF SOME OF OUR HOSPITALS



Block

Apollo Hospitals
Hyderabad

Apollo Hospitals
Chennai

Indraprastha
Apollo Hospitals
New Delhi

Apollo Hospitals
Colombo

Contents

Board of Directors

Executive Chairman	Dr. Prathap C Reddy
Managing Director	Smt. Preetha Reddy
Executive Director-Finance	Smt. Suneeta Reddy
Executive Director-Operations	Smt. Sangita Reddy
Directors	Shri. P. Obul Reddy
	Shri. N. Vaghul
	Shri. T.K. Balaji
	Shri. Rajkumar Menon
	Shri. Rafeeque Ahamed
	Shri. Habibullah Badsha
	Shri. Deepak Vaidya
	Shri. T.M. Joseph
	Dr. Jennifer Lee Gek Choo
	Shri. Khairil Anuar Abdullah
	Shri. G. Venkatraman
Chief Financial Officer & Company Secretary	Shri. S.K. Venkataraman
Group President	Shri. K. Padmanabhan

Corporate Information

Auditors	M/s. S. Viswanathan, Chartered Accountants, Chennai - 600 004
Bankers	Indian Overseas Bank. Andhra Bank, Canara Bank. Indian Bank. State Bank of Travancore. Citibank. IDBI Bank. HDFC Bank. ICICI Bank. UTI Bank. Oriental Bank of Commerce. Standard Chartered Bank.
Registered Office	# 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028
Administrative Office	Ali Towers, # 55, Greams Road, Chennai - 600 006 E-mail: apolloshares@vsnl.net Website: www.apollohospitals.com
Apollo Hospitals	
Chennai	# 21 & 24, Greams Lane, Off Greams Road, Chennai - 600 006 # 320, Anna Salai, Nandanam, Chennai - 600 035 # 646, T.H. Road, Tondiarpet, Chennai - 600 081 # 154, Poonamallee High Road,Chennai - 600 010
Madurai	Lake View Road, KK Nagar, Madurai - 625 020
Aragonda	Thavanampalle Mandal, Chittoor District, Andhra Pradesh - 517 129
Hyderabad	Jubilee Hills, Hyderabad - 500 033 Old MLA Quarters, Hyderguda, Hyderabad- 500 029 Rajiv Gandhi Marg, Vikrampuri Colony, Secunderabad - 500 003 Apollo Hospitals - DRDO, DMRL 'X' Roads, Kanchanbagh, Hyderabad - 500 058 Bhagyanagar Colony, Kukatpally, Hyderabad - 500 072
Bilaspur	Lingiyadi Village, Bilaspur, Chattisgarh - 495 001
Kakinada	Main Road, Kakinada - 533 001
Vishakapatnam	# 10-50-80, Waltair Main Road,Vishakapatnam - 530 002
Bangalore	# 154/11, Bannerghatta Road, Opp. IIM,Bangalore - 560 076
Ahmedabad	Plot No. 1A, GIDC Estate, Bhat Village, Gandhi Nagar, Gujarat - 382 428
Kolkata	Apollo Gleneagles Hospital, # 58, Canal Circular Road, Kolkata - 700 054
New Delhi	Sarita Vihar, Delhi Mathura Road, New Delhi - 110 044
Colombo	# 578, Elvitigala Mawatha, Colombo - 5, Sri Lanka.
Lifestyle Centres	# 105, G.N. Chetty Road, T Nagar, Chennai - 600 017 # T-95, 3rd Avenue, Anna Nagar, Chennai - 600 040 City Centre, # 445 Mint Street, Chennai - 600 079 Apollo Heart Centre, # 156, Greams Road, Chennai - 600 006 # 12, Prithvi Avenue, Alwarpet, Chennai - 600 018 Apollo Centre of Excellence for Women, # 15/42, Gandhi Mandapam Road Kotturpuram, Chennai - 600 085 Apollo Emergency Centre, Near Santi Fire Works, Malakpet, Hyderabad - 500 036 Apollo Emergency Centre, Mehdipatnam 'X' Roads, Mehdipatnam, Hyderabad - 500 028 Apollo Gleneagles Clinic, # 48/1F, Leela Roy Sarani, Ghariahat, Kolkata - 700 019 City Centre, # 1, Tulsibaug Society, Opp. Doctor House, Ellisbridge, Ahmedabad - 380 006

Notice to the Shareholders

Notice is hereby given that the **Twenty Fifth Annual General Meeting** of the Company will be held on Monday, the 7th day of August 2006 at 10.00 a.m., at Kamaraj Arangam, No. 492, Anna Salai, Teynampet, Chennai- 600 006 to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Profit and Loss Account for the year ended 31st March 2006 and the Balance Sheet as at that date, the Directors' and Auditors' Report thereon.

2. To declare a dividend on Equity Shares.

3. To appoint a Director in the place of Smt. Suneeta Reddy, who retires by rotation and being eligible, offers herself for re-appointment.

4. To appoint a Director in the place of Smt. Sangita Reddy, who retires by rotation and being eligible, offers herself for re-appointment.

5. To appoint a Director in the place of Shri. Deepak Vaidya who retires by rotation and being eligible, offers himself for re-appointment.

6. To appoint a Director in the place of Shri. P. Obul Reddy, who retires by rotation and being eligible, offers himself for re-appointment.

7. To appoint Auditors for the current year and fix their remuneration, M/s. S.Viswanathan, Chartered Accountants, Chennai retire and are eligible for re-appointment.

SPECIAL BUSINESS

8. To consider and, if thought fit, to pass with or without modification(s), the following resolution as an ORDINARY RESOLUTION :

   "RESOLVED THAT, Shri. Khairil Anuar Abdullah who was appointed as an Additional Director at the meeting of the Board of Directors of the Company held on 25th November 2005 and who holds office up to the date of this Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing his candidature for the office of the Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

9. To consider and, if thought fit, to pass with or without modification(s), the following resolution as an ORDINARY RESOLUTION :

   "RESOLVED THAT, Shri. G. Venkatraman who was appointed as an Additional Director at the meeting of the Board of Directors of the Company held on 12th December 2005 and who holds office up to the date of this Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing his candidature for the office of the Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

10. To consider and, if thought fit, to pass with or without modification(s), the following resolution as an ORDINARY RESOLUTION :

"RESOLVED THAT pursuant to the provisions of Section 269 read with Schedule XIII and other applicable provisions if any, of the Companies Act, 1956, the re-appointment of Smt. Preetha Reddy as Managing Director of the Company for a period of five (5) years from 3rd February 2006 to 2nd February 2011 be and is hereby approved."

"RESOLVED FURTHER THAT pursuant to the provisions of Sections 198, 309, 310, 311 and other applicable provisions if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) read with Schedule XIII to the Companies Act, 1956, consent of the company be and is hereby accorded to the payment of a sum equivalent to 2% of the net profits of the Company (determined in accordance with the provisions of Companies Act, 1956), as remuneration for each financial year to Smt. Preetha Reddy, Managing Director of the Company during the tenure of her appointment."

"RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any year Smt. Preetha Reddy be paid minimum remuneration as specified in Section II of Part II of Schedule XIII to the Companies Act, 1956 as in force in each financial year."

"RESOLVED FURTHER THAT the remuneration approved hereby be paid either monthly or quarterly or half yearly or otherwise as may be agreed to between the Managing Director and the Board of Directors of the Company."

"RESOLVED FURTHER THAT the terms and conditions of this appointment may be altered or varied from time to time by the Board as it may in its discretion deem fit within the maximum amount payable to the Managing Director in accordance with Schedule XIII to the Act including any amendments thereto."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds and things as may be necessary, proper or expedient to give effect to this resolution."

11. To consider and, if thought fit, to pass with or without modification(s), the following resolution as an ORDINARY RESOLUTION :

"RESOLVED THAT pursuant to the provisions of Section 269 read with Schedule XIII and other applicable provisions if any, of the Companies Act, 1956, the re-appointment of Smt. Suneeta Reddy as a Whole-time Director designated as Executive Director - Finance of the Company for a period of five (5) years from 3rd February 2006 to 2nd February 2011 be and is hereby approved."

"RESOLVED FURTHER THAT pursuant to the provisions of Sections 198, 309, 310, 311 and other applicable provisions if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) read with Schedule XIII to the Companies Act, 1956, consent of the company be and is hereby accorded to the payment of a sum equivalent to 1.25% of the net profits of the Company (determined in accordance with the provisions of Companies Act, 1956), as remuneration for each financial year to Smt. Suneeta Reddy, Executive Director - Finance of the Company during the tenure of her appointment."

"RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any year Smt. Suneeta Reddy be paid minimum remuneration as specified in Section II of Part II of Schedule XIII to the Companies Act, 1956 as in force in each financial year."

"RESOLVED FURTHER THAT the remuneration approved hereby be paid either monthly or quarterly or half yearly or otherwise as may be agreed to between Smt. Suneeta Reddy and the Board of Directors of the Company."

"RESOLVED FURTHER THAT the terms and conditions of this appointment may be altered or varied from time to time by the Board as it may in its discretion deem fit within the maximum amount payable to the Whole-time Directors in accordance with Schedule XIII to the Act including any amendments thereto."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds and things as may be necessary, proper or expedient to give effect to this resolution."

12. To consider and, if thought fit, to pass with or without modification(s), the following resolution as an ORDINARY RESOLUTION:

"RESOLVED THAT pursuant to the provisions of Section 269 read with Schedule XIII and other applicable provisions if any, of the Companies Act, 1956, the re-appointment of Smt. Sangita Reddy as a Whole-time Director designated as Executive Director - Operations of the Company for a period of five (5) years from 3rd February 2006 to 2nd February 2011 be and is hereby approved."

"RESOLVED FURTHER THAT pursuant to the provisions of Sections 198, 309, 310, 311 and other applicable provisions if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) read with Schedule XIII to the Companies Act, 1956, consent of the company be and is hereby accorded to the payment of a sum equivalent to 0.50% of the net profits of the Company (determined in accordance with the provisions of Companies Act, 1956),as remuneration for each financial year to Smt. Sangita Reddy, Executive Director - Operations of the Company during the tenure of her appointment."

"RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any year Smt. Sangita Reddy be paid minimum remuneration as specified in Section II of Part II of Schedule XIII to the Companies Act, 1956 as in force in each financial year."

"RESOLVED FURTHER THAT the remuneration approved hereby be paid either monthly or quarterly or half yearly or otherwise as may be agreed to between Smt. Sangita Reddy and the Board of Directors of the Company."

"RESOLVED FURTHER THAT the terms and conditions of this appointment may be altered or varied from time to time by the Board as it may in its discretion deem fit within the maximum amount payable to the Whole-time Directors in accordance with Schedule XIII to the Act including any amendments thereto."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds and things as may be necessary, proper or expedient to give effect to this resolution."

13. To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT in supersession of the special resolution passed by the members at the Annual General Meeting held on 19th September 2002 and pursuant to the provisions of Sections 198, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956 and provisions of Listing Agreement entered into with the Stock Exchanges and subject to approval of Central Government and/or any other relevant statutory/regulatory authorities/institutions, consent of the Company be and is hereby accorded to increase the limit of commission paid to each Non-Whole-time Director (Non-Executive Director) of the Company from Rs.150,000/- p.a. to Rs.500,000/- p.a. for each financial year, provided that aggregate of such payments does not exceed 1% of the net profits of the Company (determined in accordance with the provisions of Companies Act, 1956) for each financial year."

"RESOLVED FURTHER THAT the aforesaid payments be made to the Non- Whole-time Directors for a period of five years with effect from 1st April 2006."

"RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to distribute the commission in such manner as they may deem fit and to do all such acts, deeds and things as may be necessary, proper or expedient to give effect to this resolution."

14. To consider and, if thought fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION :

"RESOLVED THAT pursuant to the applicable provisions of the Securities and Exchange Board of India (Delisting of Securities) Guidelines 2003 and subject to the provisions of the Companies Act, 1956, (including any statutory modification(s) or re-enactment thereof for the time being in force), Securities Contracts (Regulation) Act, 1956 and the rules framed there under, Listing Agreements and all other applicable rules, regulations and guidelines and subject to approval, consent, permission or sanction of the Securities and Exchange Board of India, Stock Exchanges where the shares of the Company are listed and any other appropriate authorities, institutions, or regulators, as may be necessary and subject to the necessary conditions and modifications, if any as may be prescribed or imposed by any authority while granting such approvals, permissions, and sanctions, which may be agreed to by the Board of Directors of the Company (hereunder referred as the Board, which term shall be deemed to include any committee thereof for the time being exercising powers conferred on the Board by the resolution) the consent of the Company be and is hereby accorded to the Board to delist the equity shares of the Company from the Madras Stock Exchange Limited at such time as the Board may decide."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds and things as may be necessary for the purpose and to settle any questions, difficulties or doubts that may arise in this regard."

By order of the Board

For **APOLLO HOSPITALS ENTERPRISE LIMITED**

S.K. Venkataraman
Chief Financial Officer
and Company Secretary

Place : Chennai
Date : 12th June 2006

Notes

1. **A member entitled to attend and vote at this Annual General Meeting may appoint a proxy to attend and vote on his / her behalf. A proxy need not be a member of the Company. The instrument appointing the proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of the power or authority shall be deposited either at Registered Office of the Company, No.19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028 or at the Secretarial Department, Ali Towers, No. 55 Greams Road, Chennai - 600 006 not less than 48 hours before the commencement of the meeting.**

2. The Explanatory Statement pursuant to Section 173 (2) of the Companies Act, 1956 in respect of Special Business as set out above is annexed hereto.

3. The Register of Members and Share Transfer Books will remain closed from **29th July 2006 to 7th August 2006 (both days inclusive).**

4. Dividend upon its declaration at the meeting will be paid to those members whose names appear:

   (i) as members on the Register of Members of the Company as on 7th August 2006 after giving effect to all valid share transfers in physical form which would be received by the company up to the closing hours of the business on 28th July 2006 ; and

   (ii) as beneficial owners as per list to be furnished by Depositories viz., National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the closing hours of the business on 28th July 2006.

5. Members desiring any information as regards the accounts are requested to write to the Company at least seven days before the meeting so as to enable the management to keep the information ready.

6. The Company transferred all unclaimed dividend declared up to the financial year ended 31st March 1994 to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978. Those Shareholders who have so far not claimed or collected their dividend up to the aforesaid financial year may claim their dividend from the Registrar of Companies, Tamil Nadu, Shastri Bhavan, Haddows Road, Chennai - 600 006.

7. Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, as amended, Company has transferred all unclaimed dividend for the financial year ended 31st March 1995, 31st March 1996, 31st March 1997 and 31st March 1998 to the Investor Education and Protection Fund (IEP Fund) established by Central Government pursuant to Section 205 C of the Companies Act, 1956. It may also be noted that once the unclaimed dividend is transferred to the IEP Fund, no claim shall lie in respect thereof.

8. Pursuant to the provisions of Section 205A (5) of the Companies Act, 1956, as amended, dividend for the financial year ended 31st March 1999 and thereafter, which remain unclaimed for a period of 7 years from the date of transfer of the same to the unclaimed dividend account as referred to in sub-section (1) of section 205A of the Act, will be transferred to the Investor Education and Protection Fund (IEP Fund) of the Central Government. Shareholders who have not encashed the dividend warrant(s) so far for the financial year ended 31st March 1999 or subsequent financial years are requested to make their claim to the Secretarial Department, Ali Towers, III Floor, No.55 Greams Road, Chennai - 600 006. It may also be noted that once the unclaimed dividend is transferred to the IEP Fund as above, no claim shall lie in respect thereof.

Information in respect of unclaimed dividend when due for transfer to the IEP Fund is given below :

Financial Year Ended	Date of Declaration of Dividend	Last date for claming unpaid dividend
31.03.1999	10.09.1999	28.10.2006
31.03.2000 (Interim)	01.05.2000	18.06.2007
31.03.2000 (Final)	20.09.2000	07.11.2007
31.03.2001	17.09.2001	23.10.2008
31.03.2002	19.09.2002	25.10.2009
31.03.2003	22.08.2003	27.09.2010
31.03.2004	14.09.2004	20.10.2011
31.03.2005	11.08.2005	16.09.2012

9. Members holding shares in physical form are requested to intimate the following directly to the Company's Registrar and Share Transfer Agents, Integrated Enterprises (India) Limited, Kences Towers, II Floor, No, 1 Ramakrishna Street, North Usman Road, T. Nagar, Chennai - 600 017.

   (a) Bank Mandate with full particulars for remittance of dividend directly into their bank accounts, if declared at the meeting.

   (b) Changes, if any, in their address at an early date.

   (c) Apply for consolidation of folios, if shareholdings are under multiple folios.

   (d) Send their share certificates for consolidation.

   (e) Request for nomination forms for making nomination as per amended provisions of the Companies Act, 1956.

10. Members are requested to quote ledger folio numbers in all their correspondence.

11. Members holding shares in dematerialized (electronic form) are requested to intimate any change in their address, bank mandate etc., directly to their respective Depository Participants.

12. Electronic Clearing Service (ECS) Facility:

    With respect to payment of dividend, the Company provides the facility of ECS to shareholders residing at the following cities:

    Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna and Thiruvananthapuram.

    Shareholders holding shares in the physical form who now wish to avail ECS facility, are requested to forward their ECS mandate in the prescribed form to Company's Registrar and Share Transfer Agent, Integrated Enterprises (India) Limited.

Explanatory Statement pursuant to Section 173(2) of the Companies Act,1956.

Item No.8

Shri. Khairil Anuar Abdullah was appointed as an Additional Director of the Company by the Board of Directors at its meeting held on 25th November 2005. Pursuant to Section 260 of the Companies Act 1956, Shri. Khairil Anuar Abdullah will hold office of Director only up to the date of this Annual General Meeting. Company received a notice in writing from a member together with the deposit amount of Rs.500/- proposing the candidature of Shri. Khairil Anuar Abdullah for the office of the director of the Company under the provisions of the Companies Act, 1956. Accordingly, the Board recommends the resolution set out in Item No.8 of the Notice for approval of the members.

Memorandum of Interest of Directors

None of the Directors of the Company other than Shri. Khairil Anuar Abdullah may deemed to be concerned or interested in passing of this resolution.

Item No.9

Shri. G. Venkatraman was appointed as an Additional Director of the Company by the Board of Directors at its meeting held on 12th December 2005. Pursuant to Section 260 of the Companies Act 1956, Shri. G. Venkatraman will hold office of Director only up to the date of this Annual General Meeting. Company received a notice in writing from a member together with the deposit amount of Rs.500/- proposing the candidature of Shri. G. Venkatraman for the office of the Director of the Company under the provisions of the Companies Act, 1956. Accordingly, the Board recommends the resolution set out in Item No.9 of the Notice for approval of the members.

Memorandum of Interest of Directors

None of the Directors of the Company other than Shri. G. Venkatraman may deemed to be concerned or interested in passing of this resolution.

Item No. 10

The tenure of appointment of Smt. Preetha Reddy as Managing Director came to an end on 2nd February 2006. Considering the valuable contribution made by Smt. Preetha Reddy to the Company during her tenure, the Board of Directors at its meeting held on 25th November 2005 re-appointed Smt. Preetha Reddy as Managing Director for a further period of 5 years with effect from 3rd February 2006 on the remuneration recommended by the Remuneration & Nomination Committee subject to approval of the members at the ensuing Annual General Meeting.

The Committee recommended the same remuneration as was previously approved by the shareholders at the Annual General Meeting held on 22nd August 2003 i.e., remuneration equivalent to 2% of the net profits of the Company determined in accordance with the provisions of the Companies Act, 1956.

The Board recommends the resolution set out in Item No.10 of the Notice for approval of the members.

Memorandum of Interest of Directors

Smt. Preetha Reddy may deemed to be concerned or interested in passing of this resolution. Further Dr. Prathap C Reddy, Smt. Suneeta Reddy, Shri. P. Obul Reddy and Smt. Sangita Reddy, who are relatives of Smt. Preetha Reddy may deemed to be concerned or interested in passing of this resolution.

Item No. 11

The tenure of appointment of Smt. Suneeta Reddy as Director - Finance came to an end on 2nd February 2006. Considering the valuable contribution made by Smt. Suneeta Reddy to the Company and the increased responsibilities of the Whole-time Directors, the Remuneration & Nomination Committee of the Board of Directors recommended remuneration package linked to the net profits of the Company.

The committee recommended a remuneration equivalent to 1.25% of the net profits of the Company determined in accordance with the provisions of the Companies Act 1956 for each financial year.

The Board of Directors at its meeting held on 25th November 2005 re-appointed Smt.Suneeta Reddy as Whole-time Director re-designated as Executive Director - Finance for a further period of 5 years with effect from 3rd February 2006 on the remuneration as recommended by the Remuneration & Nomination Committee subject to approval of the members at the ensuing Annual General Meeting.

The Board recommends the resolution set out in Item No.11 of the Notice for approval of the members.

Memorandum of Interest of Directors

Smt. Suneeta Reddy may deemed to be concerned or interested in passing of this resolution. Further Dr. Prathap C Reddy, Smt. Preetha Reddy, Shri. P. Obul Reddy and Smt. Sangita Reddy, who are relatives of Smt. Suneeta Reddy may deemed to be concerned or interested in passing of this resolution.

Item No. 12

The tenure of appointment of Smt. Sangita Reddy as Director - Operations came to an end on 2nd February 2006. Considering the valuable contribution made by Smt. Sangita Reddy to the Company during her tenure, and the increased responsibilities of the Whole-time Directors, the Remuneration & Nomination Committee of the Board of Directors recommended remuneration package linked to the net profits of the Company.

The committee recommended a remuneration equivalent to 0.50% of the net profits of the Company determined in accordance with the provisions of the Companies Act 1956 for each financial year.

The Board of Directors at its meeting held on 25th November 2005 re-appointed Smt. Sangita Reddy as Whole-time Director re-designated as Executive Director - Operations for a further period of 5 years with effect from 3rd February 2006 on the remuneration as recommended by the Remuneration & Nomination Committee subject to approval of the members at the ensuing Annual General Meeting.

The Board recommends the resolution set out in Item No.12 of the Notice for approval of the members.

Memorandum of Interest of Directors

Smt. Sangita Reddy may deemed to be concerned or interested in passing of this resolution. Further Dr. Prathap C Reddy, Smt. Preetha Reddy and Smt. Suneeta Reddy, who are relatives of Smt. Sangita Reddy may deemed to be concerned or interested in passing of this resolution.

Item No. 13

The Company had obtained the consent of the members at the Annual General Meeting held on 19th September 2002 to pay commission of Rs.150,000/- p.a. to each Non-Whole-time Director (Non-Executive Director) within the overall ceiling limit of 1% of the net profits of the Company.

Considering the valuable suggestions, advice given by the Directors during the Board/Committee Meetings and consequential commendable growth of the Company for the past years through effective, prudent and efficient management of the affairs of the Company by the Board of Directors, including Non-Whole-time Directors (Non-Executive Directors), the Board thought it fit to increase the commission limit to each Non-Whole-time Director from Rs.150,000/- to Rs.500,000/- p.a. for each financial year for further period of five years w.e.f 1st April 2006 provided that such aggregate payment does not exceed 1% of the net profits of the Company for each financial year.

Section 309(4) of the Companies Act,1956 and clause 49 of the Listing Agreement entered into with Stock Exchanges require the consent of the members in general meeting by way of a special resolution for the payment of commission to Non Whole-time Directors (Non-Executive Directors).

Further Section 310 of the Companies Act, 1956 prescribes that any increase in remuneration paid to Non-Whole-time Directors requires approval of the Central Government.

Accordingly, the Board recommends the special resolution set out in Item No. 13 of the Notice for approval of the members.

Memorandum of Interest of Directors

All Non-Whole-time Directors (Non-Executive Directors) of the Company may deemed to be concerned or interested in passing of this resolution.

Item No. 14

At present, the Company's equity shares are listed on The Bombay Stock Exchange Ltd., (BSE), The National Stock Exchange of India Ltd., (NSE), and the Madras Stock Exchange Ltd., (MSE). There had been low or nil trading in our shares on the MSE for the last 3 to 4 years, due to the spread of nation wide online terminals of BSE and NSE, coupled with internet trading. The phenomenal changes in technology have opened gates for extensive networking of nation wide online terminals and eased access of the investors to these terminals. Securities and Exchange Board of India (SEBI) has issued guidelines viz. SEBI (Delisting of Securities) Guidelines - 2003 ("the guidelines"), allowing the delisting of the shares by the Company voluntarily. The guidelines do not require the Company to provide exit opportunity, if the shares are listed and traded on the Stock Exchanges having nationwide trading terminals.

Therefore it has been proposed to delist the equity shares of the Company from MSE. Pursuant to the guidelines, the Company shall obtain the approval of the shareholders by way of a special resolution for the purposes of delisting of securities from any of the Stock Exchanges.

The Company has proposed this resolution as set out in Item No. 14 to enable it to delist its equity shares from MSE at an appropriate time in future.

The proposed delisting of the Company's equity shares from MSE, as and when it takes place will not affect the investors in any way since the Company's equity shares will continue to be listed on BSE and NSE.

The Board recommends the resolution set out in Item No. 14 of the Notice for approval of the members.

Memorandum of Interest of Directors

None of the Directors of the company is in any way concerned or interested in passing of this resolution.

By order of the Board
For **APOLLO HOSPITALS ENTERPRISE LIMITED**

S.K. Venkataraman
Chief Financial Officer
and Company Secretary

Place : Chennai
Date : 12th June 2006

Pursuant to Clause 49 of the Listing Agreement with Stock Exchanges following information is furnished about the Directors proposed to be appointed / re-appointed.

SMT. PREETHA REDDY

Smt. Preetha Reddy has been serving as the Managing Director of the Company since 1993. Prior to that, she served as the Joint Managing Director of the company from 1991 to 1993.

Smt. Preetha Reddy received her Bachelor of Science degree in Chemistry from Madras University and Master's degree in Public Administration from Annamalai University. Smt. Preetha Reddy was awarded the Outstanding Personality Award by the Indian Medical Association in 1999 and received the Good Samaritan Award from the Rotary Club in 1999.

Smt. Preetha Reddy has been instrumental in getting JCI Accreditation for Apollo Hospitals, Greams Road, Chennai.

Smt. Preetha Reddy is a Director on the Board of Apollo Hospitals International Limited, PCR Investments Limited, Apollo Gleneagles Hospital Limited, Apollo Gleneagles PET-CT Limited, Apollo Sindoori Hotels Limited, A B Medical Centres Limited, Apollo Mumbai Hospitals Limited, Pinakini Hospitals Limited, The Lanka Hospitals Corporation Limited, Samudra Healthcare Enterprises Limited , Imperial Cancer Hospital and Research Centre Limited, Apollo Hospital (UK) Limited and Lifetime Wellness Rx International Limited.

Smt. Preetha Reddy is also a member of Investors' Grievance Committee of the Company.

Shareholding in the Company

Smt. Preetha Reddy holds 724,670 equity shares in the Company.

SMT. SUNEETA REDDY

Smt. Suneeta Reddy has been serving as the Director - Finance of the Company since May 2000 with responsibility of overseeing the entire finance function of the Company. Prior to that, she served as the Joint Managing Director of the erstwhile Indian Hospitals Corporation Limited.

Smt. Suneeta Reddy received her Bachelor of Arts Degree in Economics and Marketing from the Madras University with a University Rank. She holds a diploma in Financial Management and has completed the Owner/President Management Program at Harvard Business School, Boston, USA.

Smt. Suneeta Reddy is the Chairperson of Aircel Cellular Limited, Apollo Sindhoori Capital Investments Limited and Joint Managing Director of Apollo Sindoori Hotels Limited.

Smt. Suneeta Reddy is a Director on the Board of Apollo Hospitals International Limited, Apollo Mumbai Hospitals Limited, PCR Investments Limited, Apollo Health and Lifestyle Limited, Family Health Plan Limited, Apollo Gleneagles Hospital Limited, The Lanka Hospitals Corporation Limited, AB Medical Centres Limited, Apollo Infrastructure Project Finance Co. Ltd, Indraprastha Medical Corporation Limited, Samudra Healthcare Enterprises Limited , Imperial Cancer Hospital and Research Centre Limited and Apollo Hospital (UK) Limited.

Smt. Suneeta Reddy is also a member of Investors' Grievance Committee of the Company and a member of Remuneration Committee of Indraprastha Medical Corporation Limited.

Shareholding in the Company

Smt. Suneeta Reddy holds 396,795 equity shares in the Company.

SMT. SANGITA REDDY

Smt. Sangita Reddy has been serving as the Director - Operations of the Company since October 2000 with the responsibility of overseeing the operational activities and IT initiatives of the Company. Prior to that, she served as the Managing Director of erstwhile Deccan Hospitals Corporation Limited.

Smt. Sangita Reddy received her Bachelor of Science degree in Nutrition and Dietetics from Woman's Christian College, Chennai. She holds a diploma in Hospital Management Course conducted by Harvard University, U.S.A and NSU Singapore. She also holds a diploma in Financial Management.

Smt. Sangita Reddy received "Young Manager of the year 1988" Award from Hyderabad Management Association and "Jaycees" Award for outstanding personalities. She was a member of the Prime Minister's Delegation to Malaysia organized by Confederation of Indian Industry (CII).

Smt. Sangita Reddy is the Managing Director of Apollo Health Street Pvt Limited.

Smt. Sangita Reddy is a Director on the Board of Apollo Hospitals International Limited, PCR Investments Limited, Apollo Health and Lifestyle Limited, Apollo Mumbai Hospitals Limited, Medvarsity Online Limited, Family Health Plan Limited, Apollo Gleneagles PET-CT Limited and Samudra Healthcare Enterprises Limited.

Shareholding in the Company

Smt. Sangita Reddy holds 1,281,254 equity shares in the Company.

SHRI. DEEPAK VAIDYA

Shri. Deepak Vaidya has been serving as a Director of the Company since July 2000. He qualified as a Fellow of the Institute of Chartered Accountants (England and Wales) and has a Bachelor's degree in Commerce from Bombay University. Shri. Vaidya is currently a Partner in the Mumbai office of Schroder Ventures Funds and represents Schroder Ventures Funds on a number of investee company boards in India.

Prior to joining Schroder Ventures Funds Shri. Deepak Vaidya worked as a consultant establishing joint venture partnerships with various multinational companies such as Rothschild Asset Management Limited (United Kingdom), Jardine Matheson, Hong Leong (Malaysia), Dao Heng Company (Hong Kong), Gerrard & National (United Kingdom).

Shri. Deepak Vaidya is a Director on the Board of Apollo Gleneagles Hospital Limited, Indraprastha Medical Corporation Limited, Strides Arcolabs Limited, Orchid Chemicals & Pharmaceuticals Limited, Hotel Scopevista Limited, Golden Greens Golf & Resorts Limited, Heritage Resorts Limited and Favourite Food Limited.

Shri. Deepak Vaidya is the Chairman of Audit Committee of the Company, and also a member of Audit Committee and Remuneration Committee of Orchid Chemicals & Pharmaceuticals Limited. He chairs the Audit Committee, Investors Grievances Committee and Remuneration Committee of Strides Arcolabs Limited.

Shareholding in the Company

Shri. Deepak Vaidya does not hold any shares in the Company.

SHRI. P. OBUL REDDY

Shri. P. Obul Reddy has been serving as a Director of the Company since 1979. Shri. P. Obul Reddy received his Bachelor's degree in Commerce from Madras University.

Shri. P. Obul Reddy is currently the Managing Director of Nippo Batteries Company Limited and chairs the board of Panasonic Carbon India Co Limited and Panasonic Home Appliances India Co Limited.

Shri. P. Obul Reddy is a member of Audit Committee of the Company and is also a member of Remuneration Committee of Panasonic Home Appliances India Co Limited and Nippo Batteries Co Limited. He chairs the Shareholders'/Investors' Grievance Committee of Panasonic Carbon India Co Limited. Shri. P. Obul Reddy has served as the President of Hindustan Chamber of Commerce and the Cosmopolitan Club, the Honorary Chairman of the Madras Telugu Academy and also as a Trustee of the Music Academy and Life Trustee of Andhra Mahila Sabha.

Shri. P. Obul Reddy is the founder of the following institutions :

1 A Charitable Hospital at Tada which was handed over to the Government of Andhra Pradesh to serve the poor and needy.

2 A public school and Institute of Technology and Management at Jubilee Hills, Hyderabad, currently run by Andhra Mahila Sabha, Hyderabad.

3 Senior Citizens Home in Andhra Mahila Sabha Premises, Chennai.

He is actively involved in several other cultural and religious activities.

Shareholding in the Company

Shri. P. Obul Reddy holds 5,000 equity shares in the Company.

SHRI. KHAIRIL ANUAR ABDULLAH

Shri. Abdullah graduated in economics from University of Malaya and graduated from Harvard Business School, USA with a master's degree in Business Administration.

He is currently Chairman of the Media Shoppe Berhad, VisDyamics Holding Berhad, BCT Technology Berhad and Accelteam Sdn Bhd. He serves the Board of Symphony House Berhad, Kuwait Finance House (M) Berhad and Airocom Technology Berhad. He is also an associate director of AT Kearney, a global management consulting company.

A fellow of the Malaysian Institute of Banks, and a life member of the Malaysian Economic Association, he serves on the committee of the Harvard Club Malaysia.

Shri. Abdullah began his career in the Economic Planning Unit, Prime Minister's Department, Malaysia serving in various positions from 1973-1982.

In 1983, he became a corporate planner, company secretary and assistant to the Chairman of the Guthrie Group, an international agribusiness conglomerate. He was also Managing Director of Batu Lintang Rubber Company Berhad and Director of Arthur D Little (Malaysia).

In 1993, he became a Founding Director of the Malaysian Securities Commission in charge of policy and development. He was actively involved in the activities of IOSCO, the international organization of securities regulators as well as the Bank of International Settlement. He became a director of the Labuan Offshore Financial Services Authority, and served as a member of the Kuala Lumpur Stock Exchange Central Depository Advisory Committee.

In 1997, Shri. Abdullah was appointed as Founding Chairman of MESDAQ Berhad, Malaysia's Securities Exchange for technology and growth companies till it merged with the Kuala Lumpur Stock Exchange in 2003.

Shareholding in the Company

Shri. Abdullah does not hold any shares in the Company.

SHRI. G. VENKATRAMAN

Shri. G Venkatraman graduated from University of Bombay in Economics and post Graduate in law from University of Bombay. He also completed Certificated Associateship of the Indian Institute of Bankers (CAIIB).

Shri Venkatraman served with IDBI and retired as its Chief General Manager in November 2004 after 39 years of varied experience in developmental banking.

He headed the Chandigarh Branch office of IDBI and Western Zonal office of IDBI for three years each. He represented IDBI on the Boards of large Corporates during the tenure of his service.

Shri Venkatraman is a Director on the Board of State Industries Corporation of Maharashtra Limited and Apollo Sindoori Hotels Limited.

He is a member of Audit Committees of the Company and Apollo Sindoori Hotels Limited. He chairs the Audit Committee of State Industrial and Investment Corporation of Maharashtra Limited.

Shareholding in the Company

Shri. Venkatraman does not hold any shares in the Company.

Chairman's Message

Dear Members

Yet another very satisfying year has just gone by. And your Company continued to show sterling performance. Our revenues have gone up by 21% and so has our retained net earnings. Amply justifying the confidence reposed by you in the management's decisions and actions. And the Board has recommended an all time high dividend of 45%.

When we met last year, I had mentioned that the Indian healthcare industry is going through a critical juncture. I am not just happy but proud that we have passed through with flying colours and proven that our medical facilities and capability to render advanced healthcare is no inferior if not superior to the advanced western nations. And I know you will share my pride, as it is Apollo Hospitals that led the way by being first hospital in the country to receive the JCI accreditation.

Apollo Hospitals has always observed clinical standards of the highest order. And follows a no compromise edict in every element of patient safety and care. Be it the zero infection sterile zones, or highest safety in medication, or design and layout of patient facilities, zero infection blood, or meticulous documentation of protocols and procedures. The JCI accreditation by itself is nothing more than a reaffirmation of these standards. But it has also paved the way for significant increase in patient flow from foreign nations including from the advanced countries. As now, the patients have the reassurance of receiving health care of the highest standards available at the best hospitals in the western countries together with the assurance that US insurance companies now will accept claims for treatment in our hospitals.

With our Delhi and Chennai hospitals, JCI accredited and Hyderabad soon to follow, the efficiency and commitment of employees is well proved and our group's strength and acceptance as the leaders in patient care becomes even more formidable. Making us in effect the numero uno in patient care. Another noteworthy development is the collaboration with Johns Hopkins Medicine, the world's best hospital for 16 years running. The comprehensive agreement covers education, training and close cooperation in several emerging areas of medicine. For example minimally invasive surgery where the duration of hospitalisation comes down tremendously, reducing costs and adding to patient convenience. Again an honour for Apollo Hospitals as it is the only hospital in India with such an arrangement.

While we have the best of equipment, technology and manpower in every discipline making each of them a Centre of Excellence in its own right, considering the national priorities, Cardiology has always been our mainstay. With cardiac diseases on the rise and affecting more and more younger people, I believe it is our bounden duty to do our utmost to contain this scourge. As you know Apollo Hospitals was the first to introduce in India the latest technology – the 64 slice CT Angio I am happy to announce that several thousand people have taken benefit of this 'ultimate check' and are leading more reassured lives now. To make it even more patient friendly, we have now housed the 64 slice CT Angio in the exclusive Apollo Heart Centre which offers comprehensive diagnostic and consultation facilities.

I have always maintained that a majority of women in our country get a raw deal. While they devote their lives in looking after the health of others, their own health is invariably ignored. The self effacing nature of Indian women and their reluctance to openly express their personal health related issues, adds to the problem.

To address this issue, Apollo Hospitals set up for the first time in the country, an exclusive women's health centre offering holistic gender specific healthcare. Called ACE, Apollo Centre of Excellence for Women, this centre was inaugurated on March 8, the International Women's Day and has already become quite popular as a place where the woman as a whole and not just the specific malady is treated.

In keeping with our mission of making available world class healthcare facilities across the length and breadth of our country, your Company has acquired hospitals in Bangalore and Kakinada. These will soon be fully operational as multi specialty hospitals and add to the revenues. In a country as vast as ours, telemedicine has to provide the solution. At Apollo, the telemedicine network has been expanded significantly and the number of consultations from across remote corners of our country and some third world countries has increased drastically. One of our strong beliefs and action points has been the age old adage "prevention is better than cure". Promoting wellness rather than just curing illness is our philosophy. Towards this end we have stepped our efforts in preventive health checks through special campaigns. I am happy to note that these have borne fruit and more and more people are undergoing these checks and increasing their chances of recovery through timely treatment. Our initiative Wellness Centre too is becoming increasingly popular.

Your Company continues to look beyond business too. Our initiative SACH has given a new lease of life to several under privileged children with congenital heart disorders across several states. Another initiative SAHI has helped several people regain their hearing abilities. When parts of Chennai and surrounds were recently flooded, Apollo came to the rescue and established medical camps and provided relief material.

All the recognitions heaped on us and all our achievements, are only catalysts for us to move forward. Giving us the encouragement and the will that inspire us to continue on our mission. Without losing our core values and at the same time constantly finding ways and means to better ourselves. As we march towards the end of the first decade in this century, I am confident that Apollo will grow from strength to strength. Supported by the trust you have reposed, the passion that drives our employees and the commitment shared by my fellow Directors and the management of Apollo Hospitals.

Dr. Prathap C Reddy

Corporate Highlights

New milestones, new achievements, that has been the story of Apollo Hospitals year after year. Some of the more notable achievements and recognitions are listed below.

- Apollo Hospitals, Greams Road, Chennai received accreditation from JCI, USA - the international medical gold standard.
- Apollo Hospitals nominated as 'Consumer Healthcare Superbrand' in an independent survey conducted by the Superbrand Council in association with AC-Nielson.
- Agreement signed with Johns Hopkins Medicine International, LLC to jointly work in several areas including clinical programs, nurses education, telemedicine and translational research apart from establishing a Centre of Excellence for minimally invasive surgery.
- Collaboration with world leader Histostem for Stem Cell research.
- Dr. Prathap C Reddy, Chairman was a member of the Indo-US CEO Summit and participated in the World Healthcare Congress.
- Issue of Global Depository Receipts yielded US$ 70.20 million (INR 3,060 million).
- GDRs are listed at Luxembourg Stock Exchange and traded at NASDAQ PORTAL Market and International Order Book (IOB) Platform of London Stock Exchange.
- India's first 64 Slice CT Angio System launched at Apollo Hospitals, Chennai.
- ACE - Apollo's exclusive Centre of Excellence for Women inaugurated in Chennai.
- Hospitals acquired at Bangalore, Kakinada and Mysore.
- 12 Apollo Clinics added taking the total to 47.
- Over 300 Pharmacies including both hospital and clinic based making it India's largest pharmacy chain.
- The success rate for Cardiac Surgeries performed at Apollo Hospitals during 2005-2006 was 99.6%.
- Apollo Hospitals, Chennai recognised as a centre for training students undergoing DNB program in Gastro- enterology, Surgical and Radiation oncology.

Corporate Highlights


Revenue
Rs million
8000
7000
6000
5000
4000
3000
2000
1000
0
4485
4998
5958
7191
2003
2004
2005
2006


Profit after Tax
Rs million
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
274.94
371.48
491.83
602.16
2003
2004
2005
2006


Earnings per share
Rs.
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
6.96
9.40
12.12
12.53
2003
2004
2005
2006


Return on Capital Employed (%)
25.00
20.00
15.00
10.00
5.00
0.00
17.26
19.78
20.25
16.72
2003
2004
2005
2006


Return on Equity (%)
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
12.51
16.18
17.39
12.32
2003
2004
2005
2006


Apollo Pharmacies (Total 340)
43
10
268
Hospital based
Clinic based
Stand alone
On license

Apollo Hospitals International Limited (AHIL)

AHIL, a Company promoted as a subsidiary of the Company, which established and runs a 350 bed multi-specialty hospital and a medical centre at Ahmedabad caters to the healthcare needs of the western part of our country.

For the year ended March 31, 2006 AHIL recorded revenue of Rs. 212.91 million and a net loss of Rs. 103.10 million.

Imperial Cancer Hospital and Research Centre Limited (ICHRCL)

During the year Company acquired 51% of the equity capital of ICHRCL, Bangalore, by subscribing to 9,981,000 equity shares of nominal value Rs.10/- each at premium of Rs.19.93 per share aggregating to Rs.29.88 crores. ICHRCL is in the final stage of completion of a 240 bed multi-specialty hospital at Bangalore. The hospital on its commissioning will be known as "Apollo Hospitals, Bangalore" with its management and operations vested with the company.

JCI Accreditation

Your Directors take pleasure in reporting that Apollo Hospitals, Chennai has been granted accreditation from Joint Commission International (JCI), USA and became the first hospital in South India to win this prestigious recognition. The JCI accreditation acknowledges the visible commitment of the Company to improve the quality of patient care, ensure a safe environment and to reduce risks to patients and staff at its hospitals. The accreditation is a testimony of compliance with 1033 JCI core and non-core standards in all patient settings and achievement of required numerical score on these standards. Apollo Hospitals, Chennai is the first in India to get the recognition for its out-patient care settings and was commended for its exemplary clinical and corporate governance and delivery of uniform quality care. The accreditation is valid for a period of 3 years.

Apollo Hospitals, Hyderabad also underwent the JCIA Audit during April, 2006 successfully.

Corporate Social Responsibility

Your Company always had a deep sense of responsibility towards the Community. A summary of the programmes conducted by the Company during the year is given below:

- Free medical camps and distribution of medicines to over 850 flood affected poor people in Chennai.
- Free Screening tests for over 21,500 children in 16 schools in and around Chennai.
- Free health screening camp organized for drivers and conductors of the Metropolitan Transport Corporation.
- Organized 110 sessions of corporate health awareness talks and conducted 27 onsite camps at various corporate houses.
- Several international and national CME programmes in the various fields of medicine were conducted through the year.
- SACH (Save A Child's Heart) Foundation conducted free medical and diagnostic camps and screened numerous children in Andhra Pradesh, Gujarat, Maharastra, Orissa, West Bengal and Assam.
- SAHI - Society to Aid the Hearing Impaired, established by Apollo Hospitals, Hyderabad examined over 2,200 patients, 151 were given Hearing Aids and 128 were successfully operated upon.
- Apollo Speciality Hospitals, Madurai launched for the first time in the country a mobile tele-hospital as part of the activities of DISHA (Distance Healthcare Advancement), which will cover a population of over 500,000.
- Apollo Emergency cum ICU was established for the 6th consecutive year at Pamba which was of immense benefit to Pilgrims of Sabarimalai.
- Free Ambulance with First Aid Medical team provided for various religious gatherings in and around Madurai.
- World Health Day, Rose Day, Blood Donors' Day were observed at various locations to create awareness of good health.

Issue of Convertible Equity Warrants to Promoters

During the year, the Company issued 1,039,965 equity warrants to the promoters of the Company. These warrants have been issued with a convertible option to be exercised within a period of 18 months from the date of allotment i.e. 2nd December 2006, each warrant issued can be converted into one equity share of the company of nominal value of Rs.10/- each at a price of Rs.334.15 which includes a premium of Rs.324.15 per share calculated in accordance with SEBI (Disclosure and Investor Protection) Guidelines, 2000.

The objective of this preferential issue was to meet the fund requirements for expansion of its activities, finance additional working capital requirements and to meet general corporate purpose.

Issue of Global Depository Receipts (GDRs)

The Company issued 9,000,000 GDRs (including green shoe option) to the foreign investors and raised USD 70.20 million to fund its expansion activities, working capital and for general corporate purpose. The GDRs were issued at a price of USD 7.80 (INR 340/-). Each GDR represents one underlying equity share of the Company. The GDRs have been listed at Luxembourg Stock Exchange and is traded at Luxembourg Stock Exchange, PORTAL market of NASDAQ and at the International Order Book (IOB) platform of London Stock Exchange. The trading of the GDRs commenced on Luxembourg Stock Exchange and PORTAL market of NASDAQ on 18th July 2005 and at the IOB platform of London Stock Exchange on 23rd December 2005. The Bank of New York acts as the Depositary and ICICI Bank as the domestic custodian in respect of GDRs issued.

The details of utilisation of proceeds of GDR issue up to 31st March, 2006 are set out in the statement attached herewith as Annexure - A.

Increase in Paid-up Share Capital

During the previous year, the paid-up share capital of the Company increased from Rs.415,986,180/- (consisting of 41,598,618 equity shares of Rs.10/- each) to Rs.505,986,180/- (consisting of 50,598,618 equity shares of Rs.10/- each), consequent to the GDR issue. These shares have been listed at Madras Stock Exchange (MSE), Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited, (NSE), Mumbai.

Corporate Governance

Your Company gives utmost importance to good corporate governance and has been complying with the requirements of Listing Agreement with the Stock Exchanges. A report on Corporate Governance and Management Discussion and Analysis is included as a part of the Directors' Report.

A certificate from the Auditors' of the Company regarding compliance with the conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is attached to this report.

Human Resources Development

Apollo believes and acknowledges human resources as its most vital asset as all operations in the hospital are people-centric. The HR policy, strategy and effective implementation of plans have contributed to the success of the organization's business. Commitment and competence are key drivers of performance and we endeavor to strengthen the organizational culture to attract and retain best talent. The HR systems, procedures and the organization environment ensure creativity, innovation and efficiency among the employees. Training as an integral part of the system contributes to balance the organization's cultural value with professional etiquette, skill and knowledge.

We have put in place an effective recruitment and human resources management process to combat attrition of clinical / non-clinical manpower. The robust process takes care of a continuous supply of clinical manpower to support the organization's patient care delivery process. Total number of employees increased from 9,091 as on March 31, 2005 to 10,189 as on March 31, 2006 and the attrition rate is about 14%. The HR number and cost are under constant check to ensure optimum utilization of human resources. As a part of controlling numbers and cost, HR and the operational team together have started working on ward process re-engineering programmes as pilot modules. The same will be implemented across the hospitals which will result in cost saving to the company.

HR's contribution in achieving JCI accreditation was very significant as it had to prepare the whole organization through innovative training programmes to enable all employees to handle the audit process in the most efficient and effective manner. The latest tie-up with Johns Hopkins University supports our training process through exchange programmes.

Industrial Relations

The Company has always maintained healthy, cordial and harmonious industrial relations at all levels. Despite severe competition, the enthusiasm and unstinting efforts of the employees have enabled the Company to remain at the forefront of the industry.

Directors' Responsibility Statement

Pursuant to Section 217(2AA) of the Companies (Amendment) Act, 2000, the Directors of the Company hereby state and confirm that:

- In the preparation of the annual accounts for the year, the applicable accounting standards had been followed along with proper explanations and there were no material departures;
- The Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;
- The Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
- The Directors had prepared the annual accounts on a going concern basis.

Fixed Deposits

The Company discontinued accepting fresh deposits since 2003. However it continues to renew the existing deposits on reduced interest rates. The total deposits with the Company as on 31st March 2006 was Rs.131.92 million (Rs. 221.23 million as on 31st March 2005) which include deposits for an aggregate value of Rs.11.85 million (Rs. 12.54 million as on 31st March 2005) not claimed by the depositors. Out of these deposits, an aggregate value of Rs.3.55 million have since been repaid / renewed.

Directors

As per the provisions of Articles of Association of the Company, four Directors of the Company viz., Smt. Suneeta Reddy, Smt. Sangita Reddy, Shri, Deepak Vaidya and Shri. P. Obul Reddy retire by rotation at the ensuing Annual General Meeting and are eligible for re-appointment.

New Directors

In line with the Company's corporate governance policies and practices and to have a truly independent board, the board appointed Shri. Khairil Anuar Abdullah and Shri G. Venkatraman who are professionals with rich experience in corporate management as Additional Directors. Both the Directors satisfy all the conditions laid down in clause 49 of the Listing Agreement for being treated as Independent Directors.

Outgoing Directors

Shri. Anil Thadani resigned with effect from 4th August 2005. Consequent to his resignation, Shri. Sunil Chandiramani who was appointed as an Alternate Director to Shri. Anil Thadani also ceased to be a Director of the Company.

As the company has liquidated all its Industrial Development Bank of India (IDBI) loans, the institution withdrew its nominee Shri. M. Chittaranjan Kumar from the Board of the Company with effect from 6th December 2005.

The Board placed on record its deep appreciation for the valuable advice and guidance given by the outgoing Directors viz., Shri. Anil Thadani, Shri. Sunil Chandiramani-Alternate Director to Shri. Anil Thadani and Shri.M.Chittaranjan Kumar during their tenure on the Board of the Company.

Auditors

The auditors, M/s. S. Viswanathan, Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if re-appointed.

Particulars of Employees as per Section 217(2A) of the Companies Act, 1956

Particulars of Employees required under Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975 as amended forms part of this report and attached herewith as Annexure - B.

Particulars regarding Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Particulars as required to be disclosed as per the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are set out in the statement attached herewith as Annexure - C.

Acknowledgement

Your Directors would like to place on record their appreciation of the contribution made by the employees at all levels, who, through their competence, hard work, solidarity, co-operation, support and commitment have enabled the Company to achieve commendable growth.

Your Directors acknowledge with thanks the continued support and valuable co-operation extended by the business constituents, investors, vendors, bankers, financial institutions and shareholders of the Company. Your Directors express their gratitude to the Central and State Governments, for their kind co-operation and constructive policies.

For and on behalf of the Board of Directors

Place : Chennai
Dated : 12th June 2006

Dr. Prathap C Reddy
Executive Chairman

Annexure - A to the Directors' Report

Details of Utilisation of Proceeds of GDR Issue up to 31st March 2006

(Rs.in Million)

Amount received through GDR Issue	**3,060.00 (USD 70.20)**
Details of Utilization	
1. Issue Expenses	107.10
2. Equity Investment in Associate Companies	241.90
3. Acquisition of new hospital projects at Kakinada, Bangalore and Mysore	702.00
4. Repayment of high cost debt	442.00
5. Purchase of Fixed Assets	310.83
6. Working Capital	36.00
Total Amount Utilized up to 31st March 2006	**1,839.83**
Balance amount parked in Mutual Fund Schemes	**1,220.17**

Annexure - B to the Directors' Report

Particulars of Employees pursuant to the provisions of Section 217(2A) of the Companies Act, 1956

Name	Age	Designation	Gross Remuneration (Rs.)	Qualification	Experience in Years	Date of Joining	Details of Previous Employment
Dr. Prathap C Reddy	74	Executive Chairman	44,728,299	MBBS, FRCS	40	Since inception	Practicing as a Cardiologist in USA and India
Smt.Preetha Reddy	49	Managing Director	17,891,320	B.Sc., M.A	24	3rd Feb 1989	Chief Executive Indian Hospitals Corporation Ltd
Smt. Suneeta Reddy	47	Executive Director - Finance	3,122,470	B.A	23	1st May 2000	Jt. Managing Director, Indian Hospitals Corporation Ltd
Smt. Sangita Reddy	44	Executive Director - Operations	2,088,988	B.Sc.	22	31st July 2000	Managing Director, Deccan Hospitals Corporation Ltd

Note :

Dr. Prathap C Reddy, Executive Chairman, Smt. Preetha Reddy, Managing Director, Smt.Suneeta Reddy, Executive Director - Finance, Smt. Sangita Reddy, Executive Director - Operations are relatives.

Annexure - C to the Directors' Report

Energy Conservation, Technology Absorption and Foreign Exchange Earnings and Outgo.

Conservation of Energy

Significant measures are being taken to reduce energy consumption by using energy-efficient equipment. Your Company constantly evaluates and invests in new technology to make its infrastructure more energy efficient.

Technology Absorption

Over the years your Company has brought into the country the best that the world has to offer in terms of technology, as a part of its continuous endeavor to serve the patients better and to bring healthcare of international standards within the reach of every individual. During the year your company absorbed the following latest technology in its hospitals.

Radio Frequency Ablation System

Radio Frequency Ablation is now increasingly becoming a modality of choice for specific tumours in the liver and lung with excellent long term results. The scope of Radio Frequency Ablation now also includes certain tumors in the kidney, bone and breast with new indications coming up very rapidly. It has now become necessary for cancer institutes to offer this as a treatment option.

Colon Hydrotherapy System

To complement holistic health innovation, the first dual mode colon hydrotherapy system in the country featuring both gravity flow and pressure controlled treatment has been installed for colon cleaning and detoxification.

Epics Xl-Flow Cytometer

This Unique system redefines the standards of Flow Cytometric analysis. The XL system features the capability to analyse upto 4 colors of Immunoflouroscence from a single air cooled laser for application needs which include multiparametric DNA Analysis, Platelet Studies, Reticulocyte enumeration, cell biology / functional studies as well as broad range of research application with throughput of upto 100 samples per hour.

Digital X-Ray Radiography Systems

The Digital X-ray Radiography System from Imaging Dynamics Corporation (IDC), Canada with its reliable detector technology, (like in the NASA's Hubble Space telescope) will enable very high throughputs, remote connectivity, and Tele-Radiology. The high quality digital images can be retrieved anywhere and any time through the DICOM Net Work.

Image Guided Surgical Navigation System

The Brain LAB Image Guided Navigation System has various applications in Neuro, Orthopedics & Spine Surgery. Clinical benefit associated with Image Guided Surgery for Surgeons is performing less invasive surgeries through small incision and direct access to specific targeted areas, also offering high-tech navigation tools for surgeons.

Picture Archival & Communication Solution Network (PACS)

The PACS Network has integrated the different imaging modalities including DICOM, Non-DICOM as well as ECG data on an online network. The reporting process has been integrated with HIS at the Radiology and Cardiology workstations to enable consultants to enter reports online. Physicians will be able to view images as well as reports from OPD areas, Theaters etc. The Apollo Group vision is towards the implementation of an advanced Enterprise Patient Information Network, and the Centricity solution fits into the Group's roadmap for the future Data Center and Central Data repository capabilities for PACS will be implemented facilitating the first-of-its-kind Healthcare information Network in the country.

Foreign Exchange Earnings & Outgo

Foreign Exchange Earnings	:	Rs.90.29 million (This is exclusive of Rupee payment made by Non-Resident Indians and Foreign Nationals)
Foreign Exchange Outgo	:	Rs.232.25 million

Corporate Governance Report

Company's philosophy on code of governance

The basic objective of corporate governance policies adopted by the Company is to attain the highest levels of transparency, accountability and integrity. This objective extends not merely to meet with statutory requirements but to go beyond them by putting into place procedures and systems, in accordance with best practices of governance. Your Company believes that Good Corporate Governance enhances the trust and confidence of all the stakeholders. Good practice in corporate behavior helps to enhance and maintain public trust in companies and stock market.

Your Company reviews its corporate governance practices to ensure that they reflect the latest developments in the corporate arena positioning itself to conform to the best corporate governance practices. Your Company is committed to pursue excellence in all its activities and maximize its shareholders' wealth.

The Company's corporate governance policies and practices focus on the following principles:-

- To recognize the respective roles and responsibilities of Board and Management
- To achieve the highest degree of transparency by maintaining a high degree of disclosure levels
- To ensure and maintain high ethical standards in its functioning
- To give the highest importance to investor relations
- To ensure a sound system of risk management and internal controls
- To ensure that employees of the company subscribe to the corporate values and apply them in their conduct
- To ensure that the decision making process is fair and transparent
- To ensure that the company follows globally recognized corporate governance practices

I. Board of Directors

The Company has an Executive Chairman. As per Clause 49 of the Listing Agreement, if the Chairman is an Executive Chairman, at least half of the Board should consist of Non-Executive Directors and also at least half of the Board shall comprise Independent Directors. The Board comprises more than 70 per cent of Non-Executive Directors and 60 per cent of Independent Directors. The Board of Directors of the Company has a healthy blend of Executive and Non-Executive Directors, and consequently ensures the desired level of independence in functioning and decision making. Moreover all the Non-Executive Directors are eminent professionals, and bring the wealth of their professional expertise and experience to the management of the Company.

(A) Composition of Board of Directors and details of their shareholding in the Company and external directorship and membership of board committees

Director	Category	Designation	Shareholding in the Company (No. of Shares)	Number of Directorships (out of which as Chairman) other than AHEL #	Number of Memberships in Board Committees other than AHEL	Whether Chairman / Member
Dr. Prathap C Reddy	Promoter	Executive Chairman	1,464,593	10(8)	-	-
Smt. Preetha Reddy	Promoter	Managing Director	724,670	11	-	-
Smt. Suneeta Reddy	Promoter	Executive Director - Finance	396,795	13(1)	-	-
Smt. Sangita Reddy	Promoter	Executive Director - Operations	1,281,254	8	-	-
Shri. P. Obul Reddy	Non-Executive	Director	5,000	3(2)	1 1	Chairman Member
Shri. Rajkumar Menon	Independent	Director	-	-	-	-
Shri. T.M. Joseph	Independent	Director	23,200	-	-	-
Shri. Rafeeque Ahamed	Independent	Director	20,000	-	-	-
Shri. Anil Thadani [1]	Independent	Director	-	NA	NA	NA
Shri. Habibullah Badsha	Independent	Director	5,403	1	-	-
Shri. Deepak Vaidya	Independent	Director	-	8	2 1	Chairman Member
Shri. N. Vaghul	Independent	Director	-	10(4)	1 3	Chairman Member
Shri. T.K. Balaji	Independent	Director	-	11(1)	1 5	Chairman Member
Dr. Jennifer Lee Gek Choo	Non-Executive	Nominee – Maxwell Mauritius Pte Ltd	-	-	-	-
Shri.Sunil Chandiramani [2]	Independent	Alternate Director to Shri. Anil Thadani	-	NA	NA	NA
Shri. M. Chittaranjan Kumar [3]	Independent	Nominee (IDBI)	-	NA	NA	NA
Shri.Khairil Anuar Abdullah [4]	Independent	Director	-	-	-	-
Shri.G.Venkatraman [5]	Independent	Director	-	2	1 1	Chairman Member

1 Resigned w.e.f 4th August 2005

2 Ceased to be Alternate Director w.e.f 4th August 2005 on resignation of Shri. Anil Thadani, Original Director

3 Ceased to be Director (IDBI Nominee) w.e.f 6th December 2005

4 Appointed w.e.f 25th November 2005

5 Appointed w.e.f 12th December 2005

Excluding Foreign Companies, Private Companies and Section 25 companies

Pecuniary relationship or transaction of Non-Executive Directors vis-à-vis the Company

As regard to the disclosure in respect of pecuniary relationship or transaction of Non-Executive Directors vis-a-vis the Company it is stated that Shri.P.Obul Reddy; Director of the Company may be deemed to be interested through his relatives in M/s.P.Obul Reddy & Sons, a partnership firm which deals in Godrej Products.

The Company has entered into a contract with the above firm with the prior approval of the Central Government pursuant to Section 297 of the Companies Act 1956, for purchase of furniture & fittings from this firm at the prevailing market prices for the hospitals run by the Company at various places for a period of two years from 01st June 2005 to 31st May 2007.

All transactions with this firm have been in the ordinary course of business and the total value of goods purchased from this firm during the year amounted to Rs.12.93 Million.

Apart from the above, the Company does not have any direct pecuniary relationship / transaction with any of its Non Executive Directors.

(B) Remuneration policy of Directors

(a) Executive Directors

The remuneration paid to Executive Directors is recommended by the Remuneration & Nomination Committee and approved by the Board of Directors subject to the approval by the Shareholders in General Meeting.

(b) Non-Executive Directors

Non-Executive Directors are paid sitting fee for the meeting of Board and Committee, if any, attended by them. The commission paid to Non-Executive Directors is approved by the Board of Directors subject to approval of Shareholders in General Meeting.

(c) Details of remuneration paid to the Directors

The details of remuneration paid / accrued to the Directors for the year ended 31st March 2006 along with their relationships and business interests is detailed below :

(Amount in Rs.)

Name of the Director	Relationship with other Directors	Remuneration paid/payable for the year ended 31st March 2006			
		Sitting Fee	Remuneration	Commission	Total
Dr. Prathap C Reddy	Father of Smt. Preetha Reddy, Smt. Suneeta Reddy & Smt. Sangita Reddy	NA	44,728,299	-	44,728,299
Smt. Preetha Reddy	Daughter of Dr. Prathap C Reddy, Sister of Smt. Suneeta Reddy & Smt. Sangita Reddy	NA	17,891,320	-	17,891,320
Smt. Suneeta Reddy	Daughter of Dr. Prathap C Reddy, Sister of Smt. Preetha Reddy & Smt. Sangita Reddy	NA	3,122,470	-	3,122,470
Smt. Sangita Reddy	Daughter of Dr. Prathap C Reddy, Sister of Smt. Preetha Reddy & Smt. Suneeta Reddy	NA	2,088,988	-	2,088,988
Shri. P. Obul Reddy	Father-in-law of Smt. Preetha Reddy & Smt. Suneeta Reddy	140,000	-	150,000	290,000
Shri. Rajkumar Menon	-	90,000	-	150,000	240,000
Shri. T.M. Joseph	-	-	-	150,000	150,000
Shri. Rafeeque Ahamed	-	20,000	-	150,000	170,000

Name of the Director	Relationship with other Directors	Remuneration paid/payable for the year ended 31st March 2006			
		Sitting Fee	Remuneration	Commission	Total
Shri. Anil Thadani	-	-	-	51,780	51,780
Shri. Habibullah Badsha	-	50,000	-	150,000	200,000
Shri. Deepak Vaidya	-	170,000	-	150,000	320,000
Shri. N. Vaghul	-	180,000	-	150,000	330,000
Shri. T.K. Balaji	-	40,000	-	150,000	190,000
Dr. Jennifer Lee Gek Choo	-	100,000	-	150,000	250,000
Shri. Sunil Chandiramani (Alternate Director to Shri. Anil Thadani)	-	5,000	-	-	5,000
Shri. M. Chittaranjan Kumar (IDBI Nominee)	-	55,000	-	102,328	157,328
Shri.Khairil Anuar Abdullah	-	60,000	-	52,192	112,192
Shri.G.Venkatraman	-	60,000	-	45,205	105,205

Notes

(i) The term of Executive Directors is for a period of 5 years from the respective date of appointment.

(ii) The Company does not have any service contract with any of the directors.

(iii) None of the above is eligible for any severance pay.

(iv) The Commission to Non-Executive Directors for the year ended 31st March 2006 @ Rs.150,000/- per annum will be paid, subject to deduction of tax after adoption of accounts by shareholders at the Annual General Meeting to be held on 7th August 2006. Sitting fee also includes payment of fees for attending Board-level Committee Meetings.

(v) The Company has no stock option plans and hence, such instrument does not form part of remuneration package to any Executive Director and / or Non-Executive Director.

(vi) The Company did not advance any loan to any of its Directors during the year.

(d) Criteria for payment to Non-Executive Directors

The compensation to the Non-Executive Directors takes the form of commission on profits. The shareholders have approved payment of commission to Non-Executive Directors of the company up to 1 percent of the net profits of the Company for each financial year calculated as per the provisions of the Companies Act, 1956, subject to a ceiling of Rs.150,000 for each Non-Executive Director per year. The sum is reviewed periodically taking into consideration various factors such as performance of the Company, time spent by the Directors for attending to the affairs and business of the Company, and the extent of responsibilities cast on the directors under various laws and other relevant factors. Further, the aggregate commission paid to all Non-Executive Directors is well within the limit of 1 per cent of net profit as approved by the shareholders. The Non-Executive Directors are also paid sitting fees as permitted by government regulations for all board and committee meetings attended by them.

(C) Board Procedures

(a) Number of Board Meetings held, dates on which held

Eight board meetings were held during the financial year from 1st April 2005 to 31st March 2006. The dates on which the meetings were held are as follows :-

18th April, 23rd May, 25th July, 11th August, 4th November, 25th November, 12th December 2005 and 30th January 2006.

(b) Attendance of each Director at the Board Meetings and at the last AGM are set out below

Director	Number of Board Meetings held	Number of Board Meetings Attended	Last AGM attendance (Yes/No)
Dr. Prathap C Reddy	8	8	Yes
Smt. Preetha Reddy	8	7	Yes
Smt. Suneeta Reddy	8	8	Yes
Smt. Sangita Reddy	8	6	Yes
Shri. P. Obul Reddy	8	5	Yes
Shri. Rajkumar Menon	8	8	Yes
Shri. T.M. Joseph	8	-	No
Shri. Rafeeque Ahamed	8	1	No
Shri. Anil Thadani[1]	8	-	NA
Shri. Habibullah Badsha	8	3	No
Shri. Deepak Vaidya	8	7	Yes
Shri. N. Vaghul	8	8	Yes
Shri. T.K. Balaji	8	5	Yes
Dr. Jennifer Lee Gek Choo	8	6	Yes
Shri. Sunil Chandiramani[2] (Alternate Director to Shri. Anil Thadani)	8	1	NA
Shri. M. Chittaranjan Kumar[3] (IDBI Nominee)	8	3	No
Shri. Khairil Anuar Abdullah[4]	8	3	NA
Shri. G. Venkatraman[5]	8	2	NA

1. Resigned w.e.f 4th August 2005
2. Ceased to be Alternate Director w.e.f 4th August 2005 on resignation of Shri.Anil Thadani, Original Director
3. Ceased to be Director (IDBI Nominee) w.e.f 6th December 2005
4. Appointed w.e.f 25th November 2005
5. Appointed w.e.f 12th December 2005

(c) The following information are being made available to the Board as and when required

1. Annual Operating plans and budgets and any updates.
2. Capital budgets and any updates.
3. Quarterly results for the Company and its operating divisions or business segments.
4. Minutes of meetings of audit committee and other committees of the Board.
5. The information on recruitment and remuneration of senior officers just below the board level, including appointment or removal of Chief Financial Officer and the Company Secretary.
6. Show cause, demand, prosecution notices and penalty notices, which are materially important.
7. Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems.
8. Any material default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company.
9. Any issue which involves possible public or product liability, claims of substantial nature including any judgement or order which, may have passed strictures on the code of conduct of the Company or taken an adverse view regarding another enterprise that can have negative implications on the Company.

10. Details of joint venture or collaboration agreements.
11. Transactions that involve substantial payment towards goodwill, brand equity or intellectual property.
12. Significant labour problems and their proposed solutions. Any significant development in Human Resources/Industrial Relations front like signing of wage agreement, implementation of VRS scheme etc.
13. Sale of material nature such as investments, subsidiaries, assets, which is not in normal course of business.
14. Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, if material.
15. Non-compliance of any regulatory, statutory or Listing Agreement requirements and the shareholders service such as non-payment of dividend, delay in share transfer etc.

(D) Code of Conduct for Board Members and Senior Management Personnel

The Board of Directors has framed a Code of Conduct for the Board Members and Senior Management Personnel with effect from 25th July 2005. This Code helps the Company to maintain the Standard of the Business Ethics and ensure compliance with the legal requirements, specifically under Clause 49 of the Stock Exchange Listing Agreement. The Code is aimed to prevent any wrong doing and to promote ethical conduct at the Board and Senior Management level.

The Company Secretary has been appointed as Compliance Officer and is responsible to ensure adherence to the Code by all concerned. A copy of the Code of Conduct has been posted on the Company's official website www.apollohospitals.com

The declaration regarding compliance with code of conduct as required under clause 49 of the Listing Agreement with the Stock Exchanges is appended to this report.

Code of Conduct for prevention of Insider Trading

During the year all the dealings in the company's shares by the Directors and Designated Employees were conducted in strict compliance with the provisions of Company's Code of Conduct for Prevention of Insider Trading and SEBI (Prohibition of Insider Trading) Regulations, 1992.

II. Composition of Board Committees

Audit Committee	Investors Grievance Committee	Remuneration & Nomination Committee	Investment Committee	Share Transfer Committee
Shri. Deepak Vaidya, Chairman	Shri. Rajkumar Menon Chairman	Shri. N.Vaghul, Member	Smt. Preetha Reddy, Member #	Dr. Prathap C Reddy, Chairman
Shri.P.Obul Reddy, Member	Smt. Preetha Reddy, Member	Shri. P.Obul Reddy Member	Smt.Suneeta Reddy, Member	Smt. Preetha Reddy, Member
Shri.M.Chittaranjan Kumar, Member *	Smt. Suneeta Reddy, Member	Shri. Deepak Vaidya Member	Shri. N. Vaghul, Member #	Shri. Rajkumar Menon, Member
Shri.G.Venkatraman, Member **		Dr. Jennifer Lee Gek Choo, Member	Shri. Deepak Vaidya, Member #	
Shri. Rajkumar Menon, Member ##			Shri. T.K. Balaji, Member #	
			Shri. M.Chittaranjan Kumar, Member *	
			Shri.Sunil Chandiramani Member ###	

* Ceased to be a member w.e.f 6th December 2005

** Appointed as a member w.e.f 12th December 2005

\# Appointed as a member w.e.f 25th November 2005

\## Appointed as a member w.e.f 12th May 2006

\### Ceased to be a member w.e.f 25th November 2005

(1) AUDIT COMMITTEE

(a) Composition of Audit Committee

The Company continued to derive immense benefit from the deliberation of the Audit Committee comprising the following four Non-Executive Directors of whom majority are Independent:

1. Shri. Deepak Vaidya, Chairman
2. Shri. P. Obul Reddy
3. Shri. G. Venkatraman (appointed w.e.f 12th December 2005)
4. Shri. Rajkumar Menon (appointed w.e.f 12th May 2006)
5. Shri. M. Chittaranjan Kumar (resigned w.e.f 6th December 2005).

The committee comprises eminent professionals with expert knowledge in corporate finance. The Minutes of each audit committee meeting are placed before and discussed by the Board of Directors of the Company.

(b) Meetings of Audit Committee

Audit Committee met four times during the year on 23rd May, 25th July, 25th November 2005 and 30th January 2006.

Sl. No.	Name of the Member	Designation	Number of Meetings Held	Number of Meetings attended
1.	Shri. Deepak Vaidya	Chairman	4	4
2.	Shri. P. Obul Reddy	Member	4	3
3.	Shri. M. Chittaranjan Kumar	Member	4	2
4.	Shri. G. Venkatraman	Member	4	1
5.	Shri. Rajkumar Menon	Member	4	NA

(c) Functions of Audit Committee

The Audit Committee performs the following functions:-

1. Overseeing of the Company's financial reporting process and the disclosure of financial information to ensure that the financial statement is correct, sufficient and credible.
2. Recommending the appointment of and removal of statutory auditor, fixation of audit fee and approval for payment for any other services.
3. Recommending the appointment of and removal of Chief Internal Auditor, fixation of audit fee.
4. Reviewing with management the quarterly, half yearly and annual financial statements before submission to the Board.
5. Reviewing the adequacy of internal control systems and the internal audit functions and reviewing the Company's financial and risk management policies.
6. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting such matters to the Board.
7. Reviewing the reports furnished by the Internal Auditors and Statutory Auditors and ensuring suitable follow up thereon.
8. Discussion with External Auditors before the audit commences, on the nature and scope of audit as well as have a post-audit discussion to ascertain any area of concern.

9. Look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

10. Reviewing the Management Discussion and Analysis of financial condition and results of operations.

11. Reviewing with the Management, the statement of significant related-party transactions.

In addition to the areas noted above, audit committee looks into controls and security of the Company's critical IT applications, the internal and control assurance audit reports of all major divisions and profit centers and deviations from the code of business principle, if any.

(2) REMUNERATION & NOMINATION COMMITTEE

(a) Composition and Scope of Remuneration & Nomination Committee

The Remuneration & Nomination Committee comprising the following Independent and Non-Executive Directors.

1. Shri. N. Vaghul
2. Shri. P. Obul Reddy
3. Shri. Deepak Vaidya
4. Dr. Jennifer Lee Gek Choo

The Scope of Remuneration & Nomination Committee includes

1. To submit recommendations to the Board with regard to -
   a) Filling up of vacancies in the Board that might occur from time to time and appointment of additional Non-Whole-time Directors. In making these recommendations, the Committee shall take into account the special professional skills required for efficient discharge of the Board's functions;
   b) Directors liable to retire by rotation; and
   c) Appointment of Whole-time Directors.
2. To determine and recommend to the Board from time to time -
   a. The amount of commission and fees payable to the Directors within the applicable provisions of the Companies Act, 1956.
   b. The amount of remuneration, including performance or achievement bonus and perquisites payable to the Whole-time Directors.
3. To frame guidelines for Reward Management and recommend suitable schemes for the Whole-time Directors and Senior Management; and
4. To determine the need for key man insurance for any of the company's personnel

(b) Meetings of Remuneration & Nomination Committee

Remuneration & Nomination Committee met twice during the year on 25th November 2005 and 30th January 2006.

Sl.No.	Name of the Member	Designation	No.of Meetings Held	No.of Meetings attended
1.	Shri. N. Vaghul	Chairman	2	2
2.	Shri. P. Obul Reddy	Member	2	2
3.	Shri. Deepak Vaidya	Member	2	2
4.	Dr. Jennifer Lee Gek Choo	Member	2	2

(3) INVESTMENT COMMITTEE

Composition and Scope of Investment Committee

The Board of Directors of the Company has re-constituted the Investment Committee with majority of Independent Directors consisting of:

1. Smt. Preetha Reddy
2. Smt. Suneeta Reddy
3. Shri.N. Vaghul
4. Shri.T.K. Balaji
5. Shri. Deepak Vaidya

The Scope of the Investment Committee is to review and recommend the investment of surplus funds of the Company.

(4) INVESTORS' GRIEVANCE COMMITTEE

(a) Composition and Scope of Investors' Grievance Committee

The Shareholders'/Investors' Grievance Committee specifically looks into redressal of shareholders' and investors' complaints such as transfer of shares, non-receipt of share certificates, non-receipt of declared dividends and to ensure expeditious share transfers.

This Committee comprises the following Directors :

1. Shri. Rajkumar Menon, Chairman
2. Smt. Preetha Reddy
3. Smt. Suneeta Reddy

(b) Meetings of Investors' Grievances Committee

The Committee met four times during the year on 4th April 2005, 4th July 2005, 3rd October 2005 and 4th January 2006.

Sl.No.	Name of the Member	Designation	No.of Meetings Held	No.of Meetings attended
1.	Shri. Rajkumar Menon	Chairman	4	4
2.	Smt. Preetha Reddy	Member	4	4
3.	Smt. Suneeta Reddy	Member	4	4

Name and Designation of Compliance Officer

Shri. S.K. Venkataraman, Chief Financial Officer and Company Secretary.

(5) SHARE TRANSFER COMMITTEE

Composition and Scope of Share Transfer Committee

The share transfer committee comprising of following directors :

1. Dr. Prathap C Reddy
2. Smt. Preetha Reddy
3. Shri. Rajkumar Menon

The Share Transfer Committee, constituted by the Board has been delegated powers to administer the following:

- To effect transfer of shares;
- To effect transmission of shares;
- To issue duplicate share certificates as and when required; and
- To confirm demat / remat request.

The Committee, attends to the share transfer and other formalities once in a fortnight

III. Subsidiary Companies

As per revised Clause 49 of the Stock Exchange Listing Agreement, the Company does not have any Subsidiary Company which falls within the term "Material non-listed Indian Subsidiary Company".

IV. Disclosures

(A) Related Party Transactions

There were no materially significant related party transactions, pecuniary transactions or relationships between the Company and its Directors, Promoters or the Management that may have potential conflict with the interests of the Company at large except the details of transactions disclosed in Schedule J - Notes forming part of Accounts as required under Accounting Standard 18 of the Institute of Chartered Accountants of India.

All details relating to financial and commercial transactions, where Directors may have a potential interest are provided to the Board and the interested Directors neither participate in the discussion, nor do they vote in such matters. The Audit Committee of the Company also reviews related party transactions on periodical basis.

(B) Risk Management

Business Risk Evaluation and Managing such risks is an ongoing process within the organization. The Board constituted Risk Management Committee headed by Managing Director which will review the probability of risk happenings that adversely affect the operations and profitability of the Company and suggest suitable measures to mitigate such risks.

A Risk Management Framework is already in place and the Executive Management reports to the Board periodically on the assessment and minimization of risks.

(C) Proceeds of Public, Rights and Preferential Issues

During the year, Company has issued 9,000,000 GDRs (including green shoe option) to the foreign investors and raised USD 70.20 million to fund its expansion activities, working capital and general corporate purpose. The GDRs were issued at a price of USD 7.80 (Rs.340/-). Each GDR represents one underlying equity share of the company. The Audit Committee reviews the utilization of proceeds on a quarterly basis.

(D) Management

The Management's Discussion and Analysis Report is appended to this report.

(E) Shareholders

(1) Disclosures regarding appointment or re-appointment of Directors

As per the Companies Act, 1956, atleast two thirds of the Board should consist of retiring Directors, of these atleast one third are required to retire every year. Except the Chairman and the Managing Director, all other Directors are liable to retire by rotation as per the provisions of Companies Act, 1956. As per the Articles of Association, Smt. Suneeta Reddy, Smt. Sangita Reddy, Shri. Deepak Vaidya and Shri. P. Obul Reddy will retire at the ensuing Annual General Meeting.

The detailed resumes of all these directors are provided as part of the Notice of the Annual General Meeting.

(2) Communication to shareholders

The unaudited quarterly, audited half-yearly and annual financial results are sent to all the Stock Exchanges, where the shares of the company are listed. The results are also published in Economic Times and Makkal Kural. The financial results are placed on Company's website www.apollohospitals.com

As per Clause 51 of the Listing Agreement financial results and corporate governance report are filed on the Electronic Data Information Filing and Retrieval (EDIFAR) website maintained by National Informatics Centre (NIC).

(3) Investors' Grievances and Share Transfer

As mentioned earlier, the Company has a Board-level Investors Grievance Committee to examine and redress shareholders and investors' complaints. The status on complaints and share transfers is reported to the Committee. The details of shares transferred and nature of complaints is provided in the Additional information to shareholders section of the Annual Report.

For matters regarding shares transferred in physical form, share certificates, dividends, change of address etc., shareholders should communicate to the Integrated Enterprises (India) Ltd, our registrar and share transfer agent. Their address is given in the section on Shareholder Information.

(4) Details of Non-Compliances

There are no non-compliances by the Company and no penalties, strictures imposed on the Company by Stock Exchanges or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

(5) General Body Meetings

Location, date and time of Annual General Meetings held during the preceding three years

Year	Date	Venue	Time
2002-2003	Aug 22, 2003	Kamaraj Arangam, Chennai	10.00 A.M.
2003-2004	Sept 14, 2004	Kamaraj Arangam, Chennai	10.00 A.M.
2004-2005	Aug 11, 2005	Kamaraj Arangam, Chennai	4.00 P.M.

There were no special resolutions passed by the members during the past three Annual General Meetings.

(6) Postal Ballots

During the year there were no ordinary or special resolutions passed by the members through Postal Ballot.

V. CEO / CFO Certification

As required by the revised clause 49 of the Listing Agreement, the certificate from Smt. Preetha Reddy, Managing Director and Smt. Suneeta Reddy, Executive Director-Finance was placed before the Board of Directors at their meeting held on 12th June, 2006. A copy of which is appended to this report.

VI. Compliance with Corporate Governance Norms

(i) Mandatory Requirements

The Company has complied with all the mandatory requirements of Corporate Governance norms as enumerated in Clause 49 of the Listing Agreement with the Stock Exchanges.

(ii) Non-Mandatory Requirements

The status of compliance in respect non-mandatory requirements of Clause 49 of Listing Agreement is as follows:-

1. **The Board :** (a) There is no Non-Executive Chairman for the Company.
   (b) No specific tenure has been specified for any of the Independent Directors.
2. **Remuneration Committee :** Details are given under the heading 'Remuneration & Nomination Committee'.
3. **Shareholder Rights :** Details are given under the heading 'Communication to Shareholders'
4. **Audit Qualifications :** During the year under review, there was no audit qualification in the Company's financial statements.

The Company is fully complaint with SEBI Guidelines relating to Corporate Governance.

VII. Auditors Report on Corporate Governance

As required by Clause 49 of the Listing Agreement, the auditors' certificate is given as an annexure to the Directors Report.

General Shareholders' Information

(i) AGM date, time and venue

7th August, 2006 at 10.00 a.m
Kamaraj Arangam, No. 492, Anna Salai, Teynampet, Chennai - 600 006.

(ii) Financial Calendar

1st Quarter	1st April to 30th June
2nd Quarter	1st July to 30th September
3rd Quarter	1st October to 31st December
4th & last Quarter	1st January to 31st March

(iii) Date of Book Closure

29th July 2006 to 7th August 2006 (both days inclusive)

(iv) Dividend Payment

On or before 22nd August 2006

(v) Listing of:

(1) Equity Shares

(i) The Madras Stock Exchange Limited, Exchange Building, Post Box No.183,11 Second Line Beach, Chennai - 600 001, Tamil Nadu, Tel :91-44-2522 4382, 2522 4392, 2522 4393, Fax: 91-44-2524 4897

(ii) The Bombay Stock Exchange Limited, Phiroze Jheejheebhoy Towers, Dalal Street, Mumbai - 400 001 Tel :91-22-2272 1234, 1233, Fax : 91-22-2272 3353/3355 Website : www.bseindia.com

(iii) The National Stock Exchange of India Limited, Exchange Plaza, Bandra-Kurla Complex, Bandra (E), Mumbai - 400 051 Tel : 91-22-2659 8100 - 8114 Fax : 91-22-26598237/38 Website : www.nseindia.com

(2) GDRs

EuroMTF of Luxembourg Stock Exchange,
BP 165 L-2011, Luxembourg

Traded at :

NASDAQ - PORTAL Market
London Stock Exchange, International Order Book (IOB), Platform, 10 Paternoster Square London, EC4M 7LS

(3) Debt Securities

The wholesale Debt Market (WDM) Segment of the **National Stock Exchange of India Limited (NSE)**

(4) Debenture Trustee

UTI Bank Limited, Maker Tower-F, 13th Floor, Cuffe Parade, Colaba, Mumbai - 400 005.

(5) Listing Fees

Paid for all the above Stock Exchanges for 2005-2006 and 2006 - 2007

(vi) a) Stock Exchange Security Code for

(1) Equity Shares

(i) The Madras Stock Exchange Ltd, Chennai	(i) AHS
(ii) The Bombay Stock Exchange Ltd, Mumbai	(ii) 508869
(iii) The National Stock Exchange Ltd, Mumbai	(iii) APOLLOHOSP

(2) **GDRs**

(i) Luxembourg Stock Exchange — US0376082055

(ii) NASDAQ - PORTAL Market — AHELYP05

(iii) London Stock Exchange (IOB Platform) — AHE

b) **Demat ISIN Number in NSDL & CDSL for Equity Shares** — INE437A01016

c) **ISIN Numbers of GDRs** — Reg. S GDRs - US0376082055
Rule 144A GDRs - US0376081065

d) **Overseas Depositary (for GDRs)** — **The Bank of New York,** 101 Barclay Street, 22W
New York, NY 10286

e) **Domestic Custodian (for GDRs)** — **ICICI Bank Limited**
Securities Markets Services, 1st Floor, Empire Complex,
414 Senapati Bapat Marg, Lower Parel, Mumbai 400 013
Tel. 91-22-5667 2026 Fax: 91-22-5667 2779/2740

(vii) **Monthly High and Low quotations along with the volume of shares traded in NSE & BSE during the year 2005-2006.**

Month	The National Stock Exchange (NSE)			The Bombay Stock Exchange (BSE)		
	High (Rs.)	Low (Rs.)	Volume Numbers	High (Rs.)	Low (Rs.)	Volume Numbers
Apr-05	386.00	319.05	2,661,854	386.00	318.10	1,203,142
May-05	349.75	319.00	1,873,791	350.00	319.05	491,351
Jun-05	358.00	317.85	1,534,778	357.00	318.90	657,778
July-05	385.00	344.10	1,748,072	385.00	331.45	455,958
Aug-05	409.00	365.20	1,665,964	409.50	365.00	1,351,658
Sep-05	555.75	377.00	5,597,922	546.40	376.00	2,410,284
Oct-05	482.00	385.00	1,558,325	482.00	385.05	621,518
Nov-05	495.50	415.55	1,286,167	495.80	426.05	434,471
Dec-05	501.90	438.00	1,370,312	512.25	376.00	615,864
Jan-06	592.00	473.40	2,521,599	589.00	414.90	850,713
Feb-06	570.70	501.00	1,437,948	557.75	500.10	359,871
Mar-06	547.80	494.90	1,242,915	549.00	496.10	421,301

(viii)


APOLLO PRICE Vs BSE SENSEX
APOLLO PRICE
SENSEX
MONTH
Apollo
Sensex
600
550
500
450
400
350
300
250
200
150
100
50
0
12000
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06

(ix) Registrar & Share Transfer Agent

Integrated Enterprises (India) Limited

"Kences Towers", II Floor, No.1 Ramakrishna Street, North Usman Road, T. Nagar, Chennai - 600 017,

Tel. No.: 044 - 2814 0801, 2814 0803, Fax No.: 044 - 2814 2479 E-mail: sureshbabu@iepindia.com

(x) 1) Share Transfer System

Physical share transfers are registered and returned within the stipulated time. Delays beyond the stipulated period were mainly due to disputes over the title to the shares.

The details of Shares transferred (in physical form)

	2005 - 2006	2004 - 2005
No. of Shares Transferred	51,811	175,401
Total No. of Shares as on 31st March	50,598,618	41,598,618
% on Share Capital	0.10	0.42

The company obtains from a Company Secretary in practice half-yearly certificate of compliance with the share transfer formalities as required under clause 47 (c) of the Listing Agreement with Stock Exchanges and files a copy of the certificate with the Stock Exchanges.

2) Shareholders' Services

The status on the total number of requests / complaints received during the year were as follows:

Sl. No.	Nature of Complaints / Requests	Received	Replied	Pending
1.	Change of Address	474	474	-
2.	Revalidation and issue of duplicate dividend warrants	617	617	-
3.	Share transfers	454	454	-
4.	Splitting of Shares	6	6	-
5.	Stop Transfer	1	1	-

Sl. No.	Nature of Complaints / Requests	Received	Replied	Pending
6.	Change of Bank Mandate	164	164	-
7.	Correction of Name	4	4	-
8.	Dematerialisation Confirmation	2266	2266	-
9.	Rematerialisation of shares	4	4	-
10.	Issue of duplicate share certificates	77	77	
11.	Transmission of shares	150	150	-
12.	General enquiry	453	453	-

The Company attended to the investor grievances/correspondence within a period of 5 days from the date of receipt of the same, except in cases that are constrained by disputes and legal impediments.

3) Legal Proceedings

There are five pending cases relating to dispute over the title to shares, in which Company had been made a party. However these cases are not material in nature.

4) Change of Address, Bank Details, Nomination etc.

All the members are requested to notify immediately any change in their address, bank mandate and nomination details to the Company's Registrar and Share Transfer Agents, Integrated Enterprises (India) Limited. Members holding shares in electronic form are requested to notify the change of address, bank details, nomination etc to the depository participants (DP) with whom they are maintaining client account for effecting necessary corrections. Any intimation made to the Registrar without effecting the necessary correction with the DP cannot be updated. It is therefore necessary on the part of the shareholders to inform the changes to their DP with whom they have opened the account.

5) Transfer of unclaimed amounts to Investor Education and Protection Fund

During the year, the Company has transferred a sum of Rs.945,074/- in aggregate which comprises Rs.843,104/- as unclaimed dividend and Rs.101,970/- as unclaimed deposit to Investor Education and Protection Fund pursuant to Section 205C of the Companies Act, 1956 and the Investor Education and Protection Fund (Awareness and Protection of Investor) Rules, 2001.

(xi) 1) Distribution of Shareholdings as on 31st March 2006

No.of Equity Shares	Shares				Holders			
	Physical		Electronic		Physical		Electronic	
	Nos.	%	Nos.	%	Nos.	%	Nos.	%
1 - 500	1,336,570	2.64	1,549,355	3.06	12,841	42.32	15,172	50.01
501 - 1000	456,180	0.90	517,332	1.02	532	1.75	641	2.11
1001 - 2000	525,270	1.04	417,500	0.83	348	1.15	278	0.92
2001 - 3000	121,549	0.24	247,456	0.49	47	0.15	94	0.31
3001 - 4000	231,531	0.46	157,041	0.31	62	0.20	43	0.14
4001 - 5000	294,568	0.58	124,115	0.25	66	0.22	27	0.09
5001 - 10000	175,037	0.35	347,408	0.69	24	0.08	49	0.16
10001 & above	2,154,001	4.26	41,943,705	82.89	23	0.08	93	0.31
Total	**5,294,706**	**10.46**	**45,303,912**	**89.54**	**13,943**	**45.96**	**16,397**	**54.04**
Grand Total	**50,598,618**				**30,340**			

2) Categories of shareholders as on March 31, 2006

	Category	No. of Shares Held	% of Share Holding
A.	**PROMOTERS' HOLDING**		
1	***Promoters***		
	(a) Indian Promoters	14,255,772	28.17
	(b) Foreign Promoters	-	-
2	**Persons acting in Concert**	-	-
	Sub-Total	**14,255,772**	**28.17**
B.	**NON PROMOTERS' HOLDING**		
3	**Institutional Investors**		
	(a) Mutual Funds and UTI	83,213	0.16
	(b) Banks, Financial Institutions, Insurance Companies (Central / State Government Institutions / Non Government Institutions)	802,561	1.59
	(c) Foreign Institutional Investors	15,841,821	31.31
	Sub-Total	**16,727,595**	**33.06**
4	**Others**		
	(a) Private Corporate Bodies	727,532	1.44
	(b) Indian Public	5,294,841	10.47
	(c) NRIs/OCBs	1,300,412	2.57
	(d) Any other		
	(i) Foreign Companies	5,500,000	10.87
	(ii) Equity Shares (underlying GDR's)	6,792,466	13.42
	Sub-Total	**19,615,251**	**38.77**
	Grand Total	**50,598,618**	**100**

3) **GDRs**

The details of high / low market price of the Reg.S GDRs at the Luxembourg Stock Exchange and Rule 144 A GDRs at Portal Market of NASDAQ during the financial year 2005 - 2006

Month	Reg. S			Rule 144 A		
	High ($)	Low ($)	Closing ($)	High ($)	Low ($)	Closing ($)
Jul-05	8.61	8.57	8.61	8.75	8.13	8.75
Aug-05	8.61	8.46	8.52	9.22	8.43	8.52
Sep-05	12.00	8.65	10.00	12.04	8.70	10.44
Oct-05	10.28	8.65	8.85	10.28	8.82	9.54
Nov-05	10.08	8.85	10.00	10.05	9.60	9.63
Dec-05	10.52	9.64	10.52	11.08	9.56	11.08
Jan-06	12.29	10.52	12.29	12.95	10.83	12.21
Feb-06	12.29	11.50	11.88	12.52	11.40	11.88
Mar-06	11.99	11.17	11.17	11.93	11.12	11.37

Note : (1) 1 GDR = 1 equity share. (2) The trading of GDRs commenced on 18th July 2005.

(xii) 1) Dematerialisation of Shares

As on 31st March 2006, 89.54% of the Company's paid up equity capital was held in dematerialized form. Trading in equity shares of the Company is permitted only in dematerialized form as per notification issued by the Securities and Exchange Board of India (SEBI).

2) Secretarial Audit Report

As stipulated by the Securities and Exchange Board of India, a qualified Practicing Company Secretary carries out the Secretarial Audit to reconcile the total admitted capital with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) and the total listed and paid up capital. This audit is carried out every quarter and the report thereon is submitted to the Stock Exchanges and is also placed before the Board of Directors. The audit, *interalia, confirms that the total listed and paid up capital of the* Company is in agreement with the aggregate of the total number of shares in dematerialised form (held with NSDL and CDSL) and total number of shares in physical form.

(xiii) Outstanding GDRs or Warrants or any convertible instrument, conversion dates and likely impact on equity

Pursuant to the resolution passed by the members in an Extraordinary General Meeting held on 24th May 2005, the Company has issued :-

(i) 1,039,965 Equity Warrants with each warrant convertible into one equity share of the Company of nominal value of Rs.10/- each at a price of Rs.334.15 which includes a premium of Rs.324.15 per share to the promoters/promoter group. These warrants have been issued with a convertible option to be exercised within a period of 18 months from the date of allotment i.e., on or before 2nd December 2006. *On conversion of the* warrants, the equity share capital will increase by the number of equity warrants applied for conversion based on the option exercised.

(ii) 9,000,000 Global Depositary Receipts (GDRs) and the details of GDRs issued and converted during the financial year and outstanding as on 31st March 2006 are given below:

Particulars	Nos.
Total No. of GDRs issued	9,000,000
GDRs converted into underlying equity shares during the year	2,207,534
Outstanding GDRs as on 31st March 2006	6,792,466

There is no change in the equity on conversion of GDRs into equity shares

(xiv) Investors Correspondence

1) For queries relating to shares

Members are requested to communicate (pertaining to both Physical and Demat Shares) to the Registrar to the following address.

Shri. Suresh Babu, General Manager - Operations
Integrated Enterprises (India) Limited
"Kences Towers", II Floor, No.1 Ramakrishna Street, North Usman Road, T. Nagar, Chennai - 600 017.
Tel. No.: 044 - 2814 0801, 2814 0803, Fax No.: 044 - 2814 2479 E-mail : sureshbabu@iepindia.com

2) For queries relating to dividend

Shri. L. Lakshmi Narayana Reddy
Dy. General Manager - Secretarial
Apollo Hospitals Enterprise Limited, Ali Towers, III Floor, No. 55, Greams Road, Chennai - 600 006.
Tel. No.: 044 - 2829 0956, 2829 3896, Fax No.: 044 - 2829 0956, E-mail : apolloshares@vsnl.net

(xv) Hospital Complexes

Apollo Hospitals

Chennai	# 21 & 24, Greams Lane, Off Greams Road, Chennai - 600 006. Tel: 044-2829 3333/0200/1164
	# 320, Anna Salai, Nandanam, Chennai - 600 035. Tel: 044-24331741, 24336119
	# 646, T.H. Road, Tondiarpet, Chennai - 600 081. Tel: 044-2591 3333
	# 154, Poonamallee High Road,Chennai - 600 010. Tel: 044-2821 1111
Madurai	Lake View Road, KK Nagar, Madurai - 625 020. Tel: 0452-2580 199
Aragonda	Thavanampalle Mandal, Chittoor District, Andhra Pradesh. Tel: 08573-283223
Hyderabad	Jubilee Hills, Hyderabad - 500 033. Tel: 040-2360 7777
	Old MLA Quarters, Hyderguda, Hyderabad- 500 029. Tel: 040-2323 1380,2324 2827
	Rajiv Gandhi Marg, Vikrampuri Colony, Secunderabad - 500 003. Tel: 040-2789 5555
	Apollo Hospitals - DRDO, DMRL 'X' Roads, Kanchanbagh, Hyderabad - 500 058. Tel: 040-2434 2222 / 2211 / 3333
	Bhagyanagar Colony, Kukatpally, Hyderabad - 500 072. Tel: 040-2316 0039
Bilaspur	Lingiyadi Village, Bilaspur - 495 001, Chattisgarh. Tel: 07752-240390 / 243300-02
Kakinada	Main Road, Kakinada - 533 001. Tel : 0884-2345 700 / 800 / 900
Vishakapatnam	# 10-50-80, Waltair Main Road,Vishakapatnam - 530 002. Tel: 0891-2727 272,2529 618
Bangalore	# 154/11, Bannerghatta Road, Opp. IIM,Bangalore - 560 076. Tel:080-5760 4341
Ahmedabad	Plot No. 1A, GIDC Estate, Bhat Village, Gandhi Nagar, Gujarat - 382 428. Tel: 079-2396 9209
Kolkata	Apollo Gleneagles Hospital, # 58, Canal Circular Road, Kolkata - 700 054. Tel: 033-2320 5211
New Delhi	Sarita Vihar, Delhi Mathura Road, New Delhi - 110 044. Tel: 011-2692580 / 5858
Colombo	# 578, Elvitigala Mawatha, Colombo - 5, Sri Lanka. Tel: 009411 4539036, 4530000
Lifestyle Centres	# 105, G.N. Chetty Road, T Nagar, Chennai - 600 017. Tel: 044-2834 0410
	# T-95, 3rd Avenue, Anna Nagar, Chennai - 600 040. Tel:044- 2622 3233 / 4504
	City Centre, # 445 Mint Street, Chennai - 600 079. Tel: 044-2529 5500 / 6082
	Apollo Heart Centre, 156, Greams Road, Chennai - 600 006. Tel:044-2829 6923
	# 12, Prithvi Avenue, Alwarpet, Chennai - 600 018. Tel: 044-2499 6236
	Apollo Centre of Excellence for Women, # 15/42, Gandhi Mandapam Road Kotturpuram, Chennai - 600 085. Tel: 044-2447 1212 / 1222
	Apollo Emergency Centre, Near Santi Fire Works, Malakpet, Hyderabad - 500 036. Tel: 040-2455 7551
	Apollo Emergency Centre, Mehdipatnam 'X' Roads, Mehdipatnam, Hyderabad - 500 028. Tel: 040-2359 0677
	Apollo Gleneagles Clinic, # 48/1F, Leela Roy Sarani, Ghariahat, Kolkata - 700 019. Tel: 033-2474 6028
	City Centre, # 1, Tulsibaug Society, Opp. Doctor House, Ellisbridge, Ahmedabad - 380 006. Tel: 079-5530 5800

Annexure - A

CEO / CFO Certification

To
The Board of Directors,
Apollo Hospitals Enterprise Limited,
Chennai.

We, Preetha Reddy, Managing Director and Suneeta Reddy, Executive Director - Finance of Apollo Hospitals Enterprise Limited to the best of our knowledge and belief certify that:

1. We have reviewed the balance sheet and profit and loss account (consolidated and unconsolidated), and all its schedules and notes on accounts, as well as the cash flow statements;
2. Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make statements made, in light of the circumstances under which such statements were made, not misleading with respect to the statements made;
3. Based on our knowledge and information, the financial statements, and other financial information included in this report, present in all material respects, a true and fair view of affairs of the Company, the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report, and are in compliance with the existing accounting standards and /or applicable laws and regulations;
4. To the best of our knowledge and belief, no transactions entered into by the Company during the year are fraudulent, illegal or violative of the code of conduct of the Company;
5. We accept responsibility for establishing and maintaining internal controls for financial reporting and we have evaluated the effectiveness of the internal control systems of the company pertaining to financial reporting and we have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of the internal controls, if any, of which we are aware and the steps we have taken or propose to take to rectify these deficiencies.
6. We have disclosed based on our most recent evaluation, wherever applicable, to the company's auditors and the Audit Committee of the company's Board of Directors (and persons performing the equivalent functions)
   a) significant changes in internal controls over financial reporting during the year covered by this report;
   b) all significant changes in accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements; and
   c) instances of significant fraud of which we are aware, that involves management or other employees who have a significant role in the company's internal controls system over financial reporting.

PREETHA REDDY
Managing Director

SUNEETA REDDY
Executive Director- Finance

Place : Chennai
Dated : 9th June 2006

Auditors' Report

on Corporate Governance

To

The Members,

Apollo Hospitals Enterprise Limited

We have examined the compliance of conditions of Corporate Governance by Apollo Hospitals Enterprise Limited, for the year ended on 31st March 2006, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore
Chennai 600 004

For **M/s. S. VISWANATHAN**
Chartered Accountants

Place : Chennai
Date : 12th June 2006

V.C. KRISHNAN
Partner
Membership No.: 22167

Declaration under Clause 49 of the Listing Agreement regarding adherence to the Code of Conduct

I, Preetha Reddy, Managing Director of the Company, hereby declare that the Board of Directors has laid down a Code of Conduct for its Board Members and Senior Management Personnel of the Company and the Board Members and Senior Management Personnel have affirmed compliance with the said Code of Conduct.

for **APOLLO HOSPITALS ENTERPRISE LIMITED**

Place : Chennai
Date : 9th June 2006

PREETHA REDDY
Managing Director

Management Discussion and Analysis



Services are growing in importance
% share of service sector in GDP
70
60
50
40
30
20
10
0
89 91 93 95 97 99 01 03 05 07
Agriculture
Industry
Services
Sources: RBI, DB Research

Long-term growth rates (2006-2020, p.a.)

	GDP	GDP per cap
India	5.5	3.9
China	5.2	4.4
USA	3.1	2.1
Germany	1.5	1.4
Turkey	4.1	2.8

Sources: DB Research

Indian macro environment overview

India has witnessed an economic transformation over the past one decade that pushed up the real GDP growth to an average of 6% since 1992. The GDP growth forecast for the year 2006-07 is 8.5%. The services sector particularly is playing an important role in the Indian economy and currently has a share of over 60% in the GDP. This has significant relevance to your company since healthcare service industry is beginning to unfold and is expected to grow at 12-14% CAGR over the next few years. The current engines of economic growth - population trend, human capital, openness of the economy and rising investment - are expected to remain as the key drivers of India's economic growth in the long run.

Recent research by Deutsche Bank depicted India as the growth star performer over the period 2006 to 2020 among 34 developed and developing economies. This puts India ahead of China and Turkey. GDP per capita in terms of purchasing power parity (PPP) is expected to climb by almost 4% a year over the next 15 years, with purchasing power doubling over the period. Real GDP is expected to average 5.5% - with potential to rise even further to 6%, reflecting India's huge efforts to build up its infrastructure. Your company is already the leader in private sector healthcare services space in India and is poised to leverage on the opportunities that are emerging in the industry.

Company overview

We are one of the largest integrated healthcare companies in the private sector in India, operating one of the largest hospital networks in Asia. Our primary line of business is the provision of healthcare services. We generate revenues primarily through the provision of the following healthcare services:

- Hospital services;
- Operating retail pharmacies; and
- Consultancy services.

In addition, (i) Unique Home Health Care, wholly-owned subsidiary, provides health care services at the patients door steps (ii) Apollo Health and Lifestyle, wholly-owned subsidiary, provides clinical and diagnostic services, (iii) Apollo Health Street, an Associate Company, provides medical Business Process Outsourcing ("mBPO") services and (iv) Associate Company, Family Health Plan Limited, provides Third Party Administration ("TPA") services. To enhance our performance and service to our customers, we also make available the services to support our business: telemedicine services, education and training programmes and research services.

Hospital Services

We are primarily a hospital service provider, with most of our hospitals offering a broad range of the services including cardiology, oncology, nephrology, laboratory services, radiology and imaging, maternity and day care, general surgery as well as diagnostic and emergency services. We also provide outpatient services, including consultation for a range of ailments, preventive health screenings, laboratory services, radiology and imaging services. We have established centres of excellence in a variety of medical disciplines viz. cardiology, oncology, orthopaedics, cosmetic and plastic surgery, critical care medicine and emergency and trauma care that provide sophisticated treatment services that are offered in the leading hospitals across the world.

Retail Pharmacy

Our retail pharmacy business is among the largest in India, with a network of over 310 outlets as of 31 March 2006. We attribute the success of our pharmacy business largely to the brand value and recognition of the Apollo name. Our pharmacies offer a wide range of medicines, surgical, hospital consumables, health products and general "over-the-counter" products. Our hospital based pharmacies form an integral part of our hospital business. We operate retail pharmacies on a 24-hour basis in various locations with high visibility and revenue potential in addition to having pharmacy outlets in all Apollo hospitals. Our stand-alone pharmacies also offer free home delivery to customers living within a five kilometer radius.

Consultancy Services

Our consultancy services business is among the leading healthcare consulting organisations in our region. We provide pre-commissioning consultancy services which include feasibility studies, strategic planning, infrastructure consultation (functional design and architecture review), human resource recruitment and training and medical equipment consultancy services. We also provide post-commissioning consultancy services which include management contracts (providing for day-to-day operational support), franchising and technical consultation (such as human resource planning and training and the establishment of medical and administrative protocols).

Fees for our consultancy services are based on the scope of our services and expected length of relationship with the client. Typically, pre-commissioning services are provided for 12 - 36 months whereas post-commissioning services are often provided over a seven-year term.

New Corporate Initiatives

Apollo Centre of Excellence for Women

Apollo Centre of Excellence for Women (ACE) was inaugurated by the then Chief Minister of Tamil Nadu on 8th March 2006 at Kotturpuram.

ACE is equipped with a lab, radiological and other services and would provide comprehensive care including mammography, bone densitometry, echo-cardiography and hi-end 'dexa scan'.

Tie-up with Johns Hopkins Medicine International, LLC

The Company (AHEL) entered into a collaboration and service agreement with Johns Hopkins Medicine International, LLC (JHI), a world leader in healthcare services, research and medical education along with Indraprastha Medical Corporation Limited (IMCL) an associate of the Company.

In terms of the agreement JHI, AHEL and IMCL will work together in the specific areas of healthcare services in India and neighboring countries and also globally in certain regions where the company is active.

The key areas identified and agreed are :

(i) Continuing medical educational programs

(ii) Centres of excellence

(iii) Setting up of Apollo Johns Hopkins Institute of Minimally Invasive Surgery

(iv) Nurses education and global placements

(v) Clinical trials and translational research

New Acquisitions / Investments

As a part of its expansion plans, Company made certain strategic investments by way of acquisition and participation in the equity share capital of other companies.

During the year under review, Company acquired Samudra Healthcare Enterprises Limited (SHEL) which owns a 100 bed hospital at Kakinada, Andhra Pradesh for a consideration of Rs.23.59 crores. Consequent to this SHEL became a wholly owned subsidiary of the Company with effect from 29th November 2005.

Company acquired 51% of the equity share capital of Imperial Cancer Hospital and Research Centre Limited, (ICHRCL), Bangalore for a consideration of Rs.29.88 crores. ICHRCL is in the final stage of completion of a 240 bed multi-speciality hospital at Bangalore.

Apollo Gleneagles PET-CT Limited (AGPCL)

AGPCL, a joint venture of the company with Parkway Healthcare (Mauritius) Ltd established the PET-CT Scan center at Hyderabad and commenced its commercial operations on 12th October 2005. The PET-CT Scan facilitates radio isotopic tracing of diseases and treatment of malignant diseases like cancer. It also helps diagnose very complicated abnormalities in the body, especially in small organs such as vessels in the heart, kidney, liver and brain capillaries.

During the period from 12th October 2005 to 31st March 2006 AGPCL posted a revenue of Rs. 11 million and a net loss of Rs. 12 million.

Agreement with BGS Medical Foundation - Apollo BGS Hospital, Mysore

The Company entered into an agreement with Sri. Adichunchanagiri Shikshana Trust to takeover its 175 bed super specialty hospital at Mysore with the object of serving the people in and around Mysore.

The Company took over the hospital on 30th March 2006 and there after it has been running the hospital in the name of "Apollo BGS Hospital" as a separate division of the company.

Discussion on Financial Performance and Results of Operations

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, and Generally Accepted Accounting Principles (GAAP) in India. Our management accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs and profits for the year.

A. Financial Condition

1. Share Capital

At present, we have only one class of shares - equity shares of par value of Rs.10/- each. Our authorized share capital is Rs.700 million divided into 60 million equity shares of Rs.10/- each an 1 million cumulative redeemable preference shares of Rs.100/- each. During the year we issued equity shares of 9,000,000 to Bank of New York resulting in a 22% increase in the paid up share capital to Rs.506 million from Rs.416 million.

2. Reserves and Surplus

The net addition to the share premium of Rs.2,862.9 million during the year is due to the premium received on issue of 9,000,000 equity shares @ Rs.330/- per share. A sum of Rs.107.1 million of share issue expenses has been set off against the share premium account.

Out of the profits for the year Rs.65 million has been transferred to General Reserves and the balance of Rs.436 million (after providing Rs.259 million for dividend) has been retained in the profit and loss account.

3. **Fixed Assets**

Gross Book Value

(Rs. in Million)

As of March 31,	2006	2005	Growth %
Goodwill	-	0.3	-
Land	186.8	185.4	0.8
Building	778.7	624.7	24.7
Leasehold building	208.9	178.4	17.1
Medical Equipment	2,541.1	2,186.7	16.2
Electrical Installation & Generators	438.9	399.0	10.0
Air Conditioners	144.9	123.9	16.9
Office Equipments	267.1	225.1	18.7
Furnitures & Fixtures	372.2	274.8	35.4
Fire fighting equipments	12.5	2.8	346.3
Boilers	1.6	1.5	6.7
Kitchen Equipments	19.0	11.6	63.8
Refrigerators	13.8	9.6	43.8
Vehicles	98.8	80.5	22.7
Total	5,084.8	4,304.3	18.1
Less: Accumulated depreciation & amortization	1,682.5	1,427.7	17.8
Net Block	3,402.0	2,876.6	15.4
Add: Capital Work in Progress	128.5	41.0	213.4
Net Fixed Assets	3,530.5	2,917.6	21.0
Depreciation as % of revenues	3.6%	3.8%	-
Depreciation as % of average gross block	5.1%	5.3%	-
Acc. Depreciation as % of Gross Block #	33.5%	34.3%	-

excluding land

During the year, we added Rs.923.8 million to our gross block of assets, including investment in medical equipment of Rs.355.2 million.

4. **Investments**

We have this year made an investment in Imperial Cancer Hospital & Research Centre Limited and Samudra Healthcare Enterprises Limited, subsidiary companies where we hold 50% and 100% respectively. Imperial Cancer Hospital & Research Centre will be running 240 bed Super Specialty Hospital and Research Centre at Bangalore and Samudra Healthcare Enterprises Limited is operating the 100 bed Hospital at Kakinada. We also made an investment of Rs.60 million (6,000,000 equity shares @ Rs.10/-) in Apollo Gleneagles PET- CT Limited, Hyderabad a Joint Venture where we hold 50% of equity share capital.

During 2005-2006 we also acquired BGS Hospital with 175 beds at Mysore for Rs.180 millions. With this the total number of beds owned by AHEL comes to 2,522.

Total outstanding investments by us in such companies net of provisioning as at 31st March 2006 is Rs. 2,730 million compared to Rs.1,062 million as of 31st March 2005.

Our treasury policy also allows us to invest in short term funds of certain criteria. Accordingly, we had Rs.1,220.2 million invested in liquid mutual funds.

Wholly-Owned Subsidiaries

We have the following wholly owned subsidiaries

1. Unique Home Health Care Limited
2. AB Medical Centres Limited
3. Apollo Health and Lifestyle Limited
4. Samudra Healthcare Enterprises Limited
5. Apollo Hospital (UK) Limited

Unique Home Health Care Limited

Unique Home Health Care Limited provides home care services. It registered a turnover of Rs.6.4 million and PAT of Rs.1.3 million for the year ended 31st March 2006. The comparable figures for the previous year were Rs.6.0 million and Rs.1.3 million respectively.

AB Medical Centres Limited

During 2005-2006 it registered a turn over of Rs. 7.4 million and PAT of Rs. 4.5 million. The comparable figures for the previous year were Rs. 7.2 million and Rs. 2.4 million respectively.

Apollo Health and Lifestyle Limited

This company is engaged in the franchising of the Apollo Clinic model. It has presently 80 franchise contracts of which 12 were entered into in fiscal 2005-06 (19 in fiscal 2004-05). Of the total franchise clinics so signed up, 47 are operational. During 2005-2006 it registered a turnover of Rs. 56.5 million and PAT of Rs. 2.8 million. The comparable figures for the previous year were Rs. 6.2 million and net loss of Rs. 0.6 million respectively.

Samudra Healthcare Enterprises Limited

This company owns and runs a 100 bed specialty hospital at Kakinada. During 2005-2006, it registered a turnover of Rs.44.1 million and net loss of Rs. 25.1 million. The comparable figures for the previous year were Rs. 22 million and Rs. 39.1 million respectively.

Apollo Hospital (UK) Limited

The Company is yet to commence its operations.

5. **Deferred Tax Liability (DTL)**

   We recorded deferred tax liability of Rs.550 million as on 31st March 2006 compared to Rs.536 million as on 31st March 2005.

   There was an increase in DTL of Rs.14.5 million provided in accounts due to the effect of timing differences between book depreciation and income tax depreciation.

6. **Sundry Debtors**

   Receivables amounted to Rs.890 million (net of write off and provisioning Rs.42.4 million) as on 31st March 2006 as compared to Rs.835 million (net of write off of Rs.31.8 million) as of 31st March 2005. These debts are considered good and recoverable.

   The need for provision and write offs is assessed based on various factors including collectibility of specific debts and payment capacity of individual patients. The company follows a policy of write off of debts as detailed below:

Period	% of write off
0 - 1 year	0%
1 - 2 years	25%
2 - 3 years	50%
3 years & above	100%

Debtors are 12.4% of revenues for the current year compared to 13.7% for previous year, representing 46 days and 50 days of revenues for the respective years.

The accrued patients collections as of 31st March 2006 and 2005 amount to Rs.91 million and Rs.76 million respectively.

7. **Cash and Cash Equivalents**

The cash and bank balances have risen by Rs.145 million compared to the previous year.

8. **Loans And Advances**

(Rs. in Million)

As of March 31,	2006	2005
Pre-paid Expenses	49.3	32.6
For supply of goods and rendering services	59.8	27.2
Advances for Nursing Colleges, Bilaspur Projects, Subsidiaries etc.	796.5	398.8
Advance Income Tax	717.0	386.7
Loans and advances to employees	9.9	7.5
Electricity and other deposits	34.5	28.5
Rental Deposits and others	157.8	96.6
Other assets	10.8	16.2
Total	**1,835.6**	**994.1**

9. **Current Liabilities**

(Rs. in Million)

As of March 31,	2006	2005
Sundry Creditors		
For goods and services	732.7	459.3
For other liabilities provision for expenses	131.2	124.4
Retention Money	1.4	1.3
Withholding and other taxes payable	22.3	15.1
Others	56.7	42.0
Advance received from clients	54.4	46.1
Unclaimed dividend	11.3	10.3
Total	**1,009.9**	**698.4**

10. **Provisions**

(Rs. in Million)

As of March 31,	2006	2005
Proposed Dividend	227.7	166.4
Tax on Divided	31.9	23.3
Income Tax	603.3	373.6
Others	30.2	13.4
Total	**893.1**	**553.4**

B. **Results of operations**

1. **Income**

Total revenue increased 21% to Rs.7,190.5 million in fiscal 2006 from Rs.5,956 million in fiscal 2005. During fiscal 2006 revenues from healthcare services grew by Rs.1,154 million, or 20% and other revenues grew by Rs.82 million, or 273% respectively as compared to fiscal 2005.

Revenues from healthcare services increased 20% to Rs.7,078 million in fiscal 2006 from Rs.5,926 million in fiscal 2005. This increase was primarily due to:

- Reduction in the average length of stay of patients, which leads to an increase in capacity turnover.
- Increased sales from our hospital based and stand alone pharmacies and 100 new retail pharmacies opened during fiscal 2005-2006.

Other revenues increased to Rs.112 millions in fiscal 2006 from Rs.30 million in fiscal 2005 due to investment made in mutual funds out of proceeds from GDR issue.

2. Expenditure

a) Operating expenses

The consumption of materials to turnover was 50.1% in 2006 as against 48.6% in 2005. The marginal rise was due to the higher share of income from pharmacies where cost of goods is significantly higher.

Power and fuel costs have shown a stable behaviour.

b) Employee Costs

Employees cost encompasses salaries, wages and all other benefits paid to employees working in the Hospital, Pharmacy & Project division. The total strength for the year ending March 2006 is 10,189 as against 9,091 for the year ending March 31st 2005 an increase of 12%.

The increase of 1,098 employees is due to opening of 100 additional stand alone pharmacies during the year, strengthening of corporate IT and bringing in new value added services.

The actual HR Cost for the year ending 2005 was Rs.788 million and Rs.984 million for the year ending 2006 an increase of 24.9%.

The increase of Rs.196 million in HR Cost is due to

- Addition in Human Resources to support the new services and facilities;
- Annual increments based on performance; and
- Wage settlement for three years encompassing 400 employees of Hyderabad Division.

The bed to man power ratio is 1:4.1 and the HR cost is 13.7% of the turnover for the financial year 2005-2006 as against 13.2% for 2004-2005.

c) Administrative and Other Expenses

The nature of administrative expenses includes the key items like rent, advertisement and publicity, repairs and maintenance, bad debts and traveling and conveyance.

They rose by 22% this year over last year, chiefly due to increase in properties taken on lease, increase in advertisement and marginal increase in legal and professional fees & traveling on account of GDR issue.

3. Financial Expenses

Financial Expenses reduced from Rs.155.90 million to Rs.117.50 million chiefly due to repayment of high cost loans and fixed deposits.

4. EBIDTA & PAT

The EBIDTA is 17.8% as on 31st March 2006 as against 18.9% as on 31st March 2005 on account of following factors:

- One time expenditure of Rs.92 million incurred on upgrading the hospital facilities at Chennai and Hyderabad for the purpose of JCI accreditation.
- Recruitment of around 1,098 employees across all divisions of the company of which about 650 employees were taken for 100 additional stand alone pharmacies.

The PAT now stands at Rs.602 million as against Rs.492 million an increase of 22% over last year. The net profit margin is therefore now at 8.37% as compared to 8.25% the previous year.

5. Liquidity

The gross cash operating profit increased from Rs.1,216 million in 2005 to Rs.1,279 million an increase of 5%.

Cash and Cash equivalents stood at Rs.359.4 million compared to Rs.219.08 million last year.

Our policy is to maintain sufficient cash in the balance sheet to fund ongoing capital expenditure requirements, the operational expenses and other strategic initiatives for the next one year and maintain business continuity in case of exigencies.

Our treasury operations resulted in an income of Rs.112 million in 2006 reflecting a yield of 9.18% of funds invested.

Internal Control Systems and their adequacy

The company has a proper and adequate system of internal controls to ensure that all assets are safeguarded, and protected against loss from unauthorized use or disposition, and that transactions are authorized, recorded and reported correctly.

The internal control system is supplemented by extensive internal audits, regular reviews by management and well documented policies and guidelines to ensure reliability of financial and all other records to prepare financial statements and other data.

The company has an independent firm of Internal Auditors which continuously monitors all the operations of the Company. They constantly review the system / processes and bring to the notice of the management the recommendations for strengthening the system. They review the implementation of the recommendations.

The Internal Auditors report their findings to the Audit Committee of the Board and the top management.

Human Resources

Our human resources team strives to align the HR policies with the business goals of the organization and also help in creating a performance driven culture. An attempt is made to enhance performance through various initiatives such a performance linked to rewards, a transparent and consultative review process, building a high performance work system through self - managed teams. Our organization has been able to control attrition rates by developing and implementing programmes, policies, practices like diversified training, career planning and passion - based roles for executives, recognition in various forms, mentoring programmes, entertainment, executive coaching, leadership development through employee and management development programmes. Total number of employees increased from 9,091 as of March 31, 2005 to 10,189 as of March 31, 2006.

Cautionary Statement

Statements in this management discussion and analysis describing the company's objectives, projections, estimates and expectations may be 'forward looking statements' within the meaning of applicable laws and regulations. Actual results may differ substantially or materially from those expressed or implied. Important development that could alter your company's performance include, increase in material costs, technology developments, significant changes in political and economic environment, tax laws and labour relations.